As filed with the Securities and Exchange Commission on November 2, 2010
Registration No. 333-148392

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Post-Effective Amendment No. 2

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DERYCZ SCIENTIFIC, INC.
(Exact name of registrant as specified in its charter)

Nevada	2721	11-3797644
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1524 Cloverfield Boulevard, Suite E
Santa Monica, California 90404
(310) 447-0354
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Peter Derycz
President, Chief Executive Officer and Chairman
Derycz Scientific, Inc.
1524 Cloverfield Boulevard, Suite E
Santa Monica, California 90404
(310) 447-0354
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

With a copy to:
Jennifer A. Post, Esq.
Law Office of Jennifer A. Post
9320 Wilshire Boulevard, Suite 306
Beverly Hills, California 90212
(310) 300-0887

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

NOTE REGARDING REGISTRATION

This Post-Effective Amendment No. 2 to Form S-1 (the “Amendment”) is being filed in order to update the prospectus included in this registration statement to reflect the registrant’s annual report on Form 10-K for the fiscal year ended June 30, 2010, filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2010, and related disclosures. This Amendment omits from registration 860,000 shares that were included in Post-Effective Amendment No.1 to the original registration statement as those shares have been sold by the original purchasers.

NOTE REGARDING REGISTRATION FEES

All fees for the registration of the shares registered on this Amendment were paid upon initial filing of the previously filed registration statement covering such shares. No additional shares are registered, and accordingly, no additional fees are payable.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended, we have elected to comply with the scaled disclosure requirements applicable to “smaller reporting companies” throughout this registration statement and prospectus.  Except as specifically included in this registration statement and prospectus, items not required by the scaled disclosure requirements have been omitted.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 2, 2010

DERYCZ SCIENTIFIC, INC.

This prospectus covers the resale by the selling security holders named on page 13 of up to 4,708,750 shares of our common stock, $0.001 par value, which includes:

•	2,852,500 shares of common stock issued pursuant to a private placement we completed on December 22, 2006; and

•	1,856,250 shares of common stock underlying common stock purchase warrants we issued in connection with the private placement on December 22, 2006, at an exercise price of $1.25 per share.

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “DYSC.”  On October 30, 2010, the last sale price for our common stock as reported on the OTC Bulletin Board was $1.30 per share. The selling security holders may sell the shares covered by this prospectus from time to time in the public securities market at prices determined by such holders, which may be prevailing market prices or privately negotiated prices. These securities will be offered for sale by the selling security holders identified in this prospectus in accordance with the methods and terms described in the section of this prospectus entitled “Plan of Distribution.”

We will not receive any of the proceeds from the sale of these shares. However, if all of the warrants are exercised for cash (and assuming there are no adjustments to the purchase price prior to exercise), we will receive $2,320,312.50 in gross proceeds. If some or all of the warrants are exercised, the money we receive will be used for general corporate purposes, including working capital requirements. We will pay all expenses, except for the brokerage expenses, fees, discounts and commissions incurred in connection with the offering described in this prospectus, all of which will be paid by the selling security holders. Our common stock and warrants are more fully described in the section of this prospectus entitled “Description of Capital Stock.”

Investing in our common stock involves a high degree of risk.  Please read “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010

TABLE OF CONTENTS

Unless the context otherwise requires, all references to “Derycz Scientific, Inc.,” “Derycz Scientific,” “we,” “us,” “our,” “our company” or “the Company” in this prospectus refer to Derycz Scientific, Inc., a Nevada corporation, and its subsidiaries. References to “Reprints” in this prospectus refer to Reprints Desk, Inc., a Delaware corporation and our wholly owned subsidiary.  References to “Pools Press” and “Pools” in this prospectus refer to Pools Press, Inc., an Illinois corporation and our wholly owned subsidiary.  You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. For further information, please see the section of this prospectus entitled “Where You Can Find More Information.”

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. If it is against the law in any state or other jurisdiction to make an offer to sell these securities, or to solicit an offer from someone to buy these securities, then this prospectus does not apply to any person in that state or jurisdiction, and no offer or solicitation is made by this prospectus to any such person.

Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall create, under any circumstances, any implication that there has been no change in our affairs since the date of this prospectus. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

Industry and Market Data

We obtained statistical data, market data and other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports appearing in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, contained elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Derycz Scientific, Inc.

Overview

Derycz Scientific, Inc. (“Derycz,” “Derycz Scientific,” “we” or the “Company”) is a publicly traded holding company with two wholly owned subsidiaries, Reprints Desk, Inc. (“Reprints” or “Reprints Desk”) and Pools Press, Inc. (“Pools” or “Pools Press”). Derycz, through Reprints and Pools, provides its customers with copies of published content, such as articles from published journals, in either electronic or hard copy form. Our customers use this content for marketing, regulatory or research purposes. Generally, marketing departments order large quantities of printed copies that they distribute to their customers, and electronic copies for distribution through the Internet and other electronic mechanisms. Researchers and regulatory personnel generally order single copies or small quantities of the content. Our service alleviates the need for our customers to contact multiple publishers or obtain permissions themselves. In addition, we ensure that we have obtained the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. We also offer services to publishers, whereby we are responsible for all aspects of reprint and eprint production, from taking orders to final delivery. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. Pools Press also offers other commercial printing products, such as the production of booklets and newsletters.

We aggregate published materials and charge a fee for copies of them. When possible, we obtain exclusive licenses and discounts from content producers, such as publishers. We have a fixed pricing structure for single copy orders and variable pricing for orders of multiple copies. For single copies of an article we charge a fee above the cost of the article as well as a shipping fee if the article is sent in hard copy form. For multiple copies of an article, we generally obtain a price from the publisher and then add a service fee, which is dependent on the customer, the size of the order, the complexity of the order and other considerations. When possible we obtain the right to print the reprints from the holder of the copyright and we print and ship the reprints ourselves. However, many publishers have exclusive agreements with particular printers and we are required to use those printers. By purchasing the reprints or the rights to print from the publisher we are able to ensure our customers that they have proper rights under copyright laws to use the content, provided that they use the content only as specified in the order they placed with us.

Publishers typically produce their content in order to generate subscription and advertising sales. The re-sale of published content generates additional revenues at little or no additional cost to the publisher. As an example, if an article contains a favorable mention of a chemical compound, the manufacturer of that compound may want to send its customers and potential customers copies of the article. These copies are called “reprints” or “eprints.”  Reprints and eprints have traditionally been used primarily in the pharmaceutical, biotechnology and medical device industries both for research purposes and for marketing purposes. We expect that the use of reprints will gain in popularity in other industries due to society’s increasing sophistication and desire for information. Published articles are useful marketing and information dissemination tools because they provide a third party, unbiased mention of a company, product or service. Articles can effectively describe the science behind a product or its effectiveness more thoroughly than traditional advertising. Published content is also used effectively for internal corporate training and education, as well as for research and regulatory needs.

During fiscal 2010 we entered into agreements with several publishers which gave us the ability to acquire their content electronically, making it easier and faster for us to deliver the content to our customers.

Growth Strategy

Organic Growth.   The Company attempts to reach customers through the use of targeted selling and marketing campaigns consisting of sales calls on potential customers, supported by innovative technological systems, aggressive pricing and excellent service.  We have also submitted several proposals to potential customers in response to Requests For Proposals, or RFPs.  As we are considered a new company with limited operating history within our market, we have not been successful in all of these efforts.  We have committed more resources to our sales efforts in fiscal year 2010, which has increased our operating expenses, but we expect it will also provide additional sales.  We have invested heavily in our operations to ensure that they will be capable of supporting future growth.

Publisher Agreements.   We regularly contact publishers directly and attempt to negotiate agreements with them under which the publisher would give us access to part or all of their content and would agree to a price list. Once we have access and a price list, when we receive an order for a particular article we can access the article electronically, print or eprint the required number of copies and provide it to the customer within a few days. These agreements eliminate the need to contact the publisher and obtain the rights for each individual order. Because this step is eliminated, we attempt to negotiate for discounts on the publisher’s existing price list. In a few cases, we are the exclusive producer of reprints for a publisher, allowing the publisher to eliminate the need for a reprints and eprints operation internally, and we continue to aggressively market that service.  In some cases, a publisher may require certain guarantees regarding revenues.

Acquisitions.   The Company may attempt to acquire companies in the industry that bring revenue, profitability, growth potential and additional products, services, operations and/or geographic capabilities to the Company. The Company has targeted several potential acquisition opportunities. We intend to implement acquisitions primarily through stock transactions, supplemented only when necessary with a cash component. While we have entered into preliminary discussions with three potential targets, we have not entered into any letter of intent or other agreement relating to any target nor have we determined the financial terms of any potential acquisition. We are continuing to evaluate whether or not to pursue any opportunity further.

International Expansion.   The Company operates primarily in the U.S. market, but has expanded internationally through sales to companies located abroad, particularly in Europe, and we hope to continue that growth through partnerships or acquisition opportunities.

Risk Factors

You should consider carefully the risks described under the “Risk Factors” section beginning on page 5 and elsewhere in this prospectus.  These risks could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our common stock to decline and could result in a partial or total loss of your investment.

Corporate History and Structure

Derycz Scientific is a publicly traded holding company with two wholly owned subsidiaries, Reprints Desk and Pools Press. The Company was incorporated in the State of Nevada on November 2, 2006. In November 2006, the Company entered into a Share Exchange Agreement with Reprints, pursuant to which the Company acquired all of the outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders. Following completion of the exchange transaction, Reprints became a wholly owned subsidiary of the Company.  On February 28, 2007, the Company entered into an agreement with Pools Press, Inc., a privately held company, pursuant to which the Company acquired 75% of the issued and outstanding common stock of Pools for consideration of $616,080. On August 31, 2010, the Company purchased the remaining shares of Pools for $120,000.

THE OFFERING

We are registering 4,708,750 shares of our common stock for sale by the selling security holders identified in the section of this prospectus entitled “Selling Security Holders.” The shares included in the table identifying the selling security holders consist of:

•	2,852,500 shares of common stock issued pursuant to a private placement we completed on December 22, 2006;

•	1,856,250 shares of common stock underlying common stock purchase warrants we issued in connection with the private placement on December 22, 2006, at an exercise price of $1.25 per share; and

The shares issued and outstanding prior to this offering consist of 13,096,223 shares of common stock and do not include:

•	1,416,000 shares subject to options granted to certain employees and a consultant for services rendered.

•	84,000 shares of common stock reserved for issuance under our 2007 Equity Compensation Plan, which have not been issued.

•	1,856,250 common stock purchase warrants as described above.

•	393,750 common stock purchase warrants issued in the private placement on December 22, 2006, to persons or entities affiliated with the placement agent, at an exercise price of $1.25 per share.

•	200,000 shares of common stock underlying placement agent warrants we issued in connection with the private placement on December 22, 2006, at an exercise price of $1.25 per share.

•	200,009 common stock purchase warrants issued in a private placement on July 17, 2008, at an exercise price of $2.00 per share.

•	150,000 common stock purchase warrants issued to a consultant for services rendered, at an exercise price of $2.00 per share.

•	55,000 common stock purchase warrants issued to a consultant for services rendered, at an exercise price of $1.50 per share.

•	400,000 common stock purchase warrants issued to consultants for services rendered, at an exercise price of $1.25 per share.

•	200,000 common stock purchase warrants issued to a consultant for services rendered, at an exercise price of $1.75 per share.

The shares of common stock offered under this prospectus may be sold by the selling security holders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer. Information regarding the selling security holders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Security Holders” and “Plan of Distribution.” We will not receive any of the proceeds from those sales. Should the selling security holders, in their discretion, exercise any of the common share purchase warrants underlying the common shares offered under this prospectus, we would, however, receive the exercise price for those warrants. The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling security holders, or that any of the common share purchase warrants underlying the common shares offered under this prospectus will be exercised.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

In the tables below, we provide you with historical consolidated financial data for the fiscal years ended June 30, 2010 and June 30, 2009, derived from our audited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period. When you read this summary financial data, it is important that you read along with it the appropriate historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Fiscal Years Ended June 30,
	2010	2009
Consolidated Statement of Operations Data:

Net sales	$24,935,473	$14,653,374
Cost of sales	21,019,225	12,142,967
Gross profit	$3,916,248	$2,510,407

Operating expenses:
General and administrative	$3,590,933	$3,289,642
Marketing and advertising	439,877	158,524
Depreciation and amortization	206,616	235,660
Loss from operations	$(321,178)	$(1,173,419)

Interest income, net	$(2,750)	$4,534
Net loss	$(307,193)	$(1,066,041)
Net loss per share, basic and diluted	$(0.02)	$(0.08)

Weighted average number of shares outstanding, basic and diluted	12,966,830	12,945,163

	As of June 30,
	2010	2009
Consolidated Balance Sheet Data:

Cash and cash equivalents	$1,852,231	$1,854,093
Total assets	$8,376,917	$6,791,991
Capital lease obligations, including current portion	$77,196	$61,478
Total shareholders’ equity	$3,279,357	$3,526,113

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and related notes, before deciding to purchase shares of common stock in this offering. The risks described below are not the only ones facing our company. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.  Additional risks not presently known to us or that we currently consider immaterial may also adversely affect our company.

Risks Related to Our Business

We have a limited operating history and we may never be profitable.

Reprints Desk, Inc., our main operating subsidiary, was incorporated in January 2006 and began procuring reprinted articles in April 2006. Our operations remain subject to the risks inherent in a new business enterprise. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays new businesses face frequently, as well as the competitive environment in which we operate. For example, we may be unable to effectively market our products to attract new customers or penetrate new markets, we may have difficulty managing any growth our company experiences or we may have difficulty negotiating and maintaining over time favorable arrangements with publishers to supply content to us, any of which could adversely affect our financial condition and results of operations.

We have incurred significant losses since our inception and expect to continue to experience losses for the foreseeable future.

We are not profitable and have incurred losses in each year since our inception in November 2006.  For the fiscal year ended June 30, 2010, we had revenue of $24,935,473 and a net loss of $307,193.  For the fiscal year ended June 30, 2009, we had revenue of $14,653,374 and a net loss of $1,066,041.  We expect our losses to continue for the foreseeable future as we expand our operations and increase the scale of our business.  We are unable to predict the extent of our future losses or when or if we will become profitable, and it is possible we will never become profitable.

We may require additional equity funding in the future, which, if not obtained on terms favorable to us, may lead to the reduction of our operations.

To date, we have financed our operations through equity financing and available borrowings under our existing credit facilities. For the foreseeable future, we intend to fund our operations and capital expenditures from the proceeds of future equity offerings, cash flow from operations, cash on hand and borrowings under our credit facility.  However, if our capital resources are insufficient, particularly if we pursue acquisition opportunities, we will have to raise additional funds through equity or debt financing. We may need additional funds to react to unforeseen difficulties or to respond to competitive pressures. Our ability to arrange future financing from third parties will depend upon our perceived performance and market conditions. Our inability to raise additional working capital at all or to raise it in a timely manner would negatively impact our ability to fund our operations, and to otherwise execute our business plan, leading to the reduction  of our operations.  If we raise additional funds through the issuance of equity securities, our shareholders may experience significant dilution of their ownership interest, and holders of the additional equity securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. Debt service may also cause a strain on our cash flow and impair our business operations.

An inability to compete successfully with existing and new reprint companies to retain our existing customers and attract new customers may limit our revenues and adversely affect our results of operations.

We compete with existing companies that provide reprint products and services, and new companies may enter the industry at any time. Our competitors typically have longer operating histories and greater financial and marketing resources than we do.  They may use their industry experience and resources against us in competitive ways, including through acquisitions, aggressive capital spending and promotional pricing.  If we are unable to meet these competitive challenges, we may fail to attract new customers or retain our existing customers, which would result in a decrease in our current market share and an overall reduction in our operating performance and financial results.

The loss of any of our largest customers, or any other significant customers, would significantly reduce our revenues and adversely affect our results of operations.

Approximately 22% of our revenues for the year ended June 30, 2010 were derived from our largest customer. While we have a written agreement with this customer, it is terminable by the customer for any reason with minimal notice, and it does not obligate the customer to place any orders with us. We can provide no assurance that this customer will continue to place orders with us in the future. The loss of our largest customer would significantly reduce our revenues, which would have a material adverse effect on our results of operations.

If we are unable to secure content from publishers, we will be unable to generate sufficient sales to become profitable.

We rely extensively on content from external sources to provide services to our customers.  We currently secure content from publishers through direct agreements with publishers to act as an agent for their content, by obtaining rights through established third parties such as the Copyright Clearance Center, and by contacting publishers regarding individual articles and purchasing the content through their existing content reselling operations. Some content repurposing agencies are competitors of ours, and these agencies may have exclusive representation rights for a publisher’s content. These agencies could make it difficult for us to obtain a publisher’s content in the future. Additionally, publishers may refuse to sell their content to us.  If we are unable to secure content from these external sources, because of changes in the law or because these external sources decide not to supply us media, we may be unable to make sales that generate sufficient revenues for us to become profitable.

If a customer violates the re-use rights granted by a publisher or if we make an error, we could incur losses for copyright violations.

We acquire and pay for content re-use rights to published media on our customers’ behalf, directly through publishers or third parties acting as the publishers’ authorized agents. These re-use rights are then forwarded to our customers. Our customers may violate the rights they have purchased through us. For example, a customer may, through error or willful misconduct, reproduce an article it receives from us in quantities above and beyond the quantity that has been licensed. If a customer violates its licensed rights, we could be sued by the article’s publisher for copyright infringement and incur losses.  While the customer may be contractually or otherwise obligated to indemnify us for any losses we incur in respect of the lawsuit, there can be no assurance the customer would fully reimburse us for those losses.

If the unauthorized use of published content becomes more widespread and accepted, we may be unable to generate sufficient revenues because we will be unable to sell content that end-users will be able to access at no cost.

Some organizations and individuals, through error or willful misconduct, make illegal reproductions of published content.  For example, a company that receives favorable mention in a published article may reproduce and distribute the article to prospective customers and investors without obtaining re-use rights from the article’s publisher or third parties like us.  This practice is difficult for publishers to detect.  Additionally, developments in technology have increased the threat of unauthorized use of proprietary content by making it easier to duplicate and widely distribute such content.  If unauthorized use of published content becomes more widespread and accepted, the market for our products and services will be reduced, which could reduce our revenues and adversely affect our results of operations.

Our business may be adversely affected if our electronic delivery platforms experience a significant failure or interruption.

We are increasingly dependent on electronic platforms, primarily the Internet, for delivering our products and services to our customers. If our electronic delivery platforms experience a significant failure or interruption, our operations and financial performance could be adversely affected.

Government regulation of the Internet is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic contracts and other communications, consumer protection, the provision of online payment services and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

We are dependent for our success on a few key executive officers. Our inability to retain those officers would impede our business plan and growth strategy, which would have a negative impact on our business and the value of your investment.

Our success depends on the skills, experience and performance of key members of our management team. We are heavily dependent on the continued services of Peter Derycz, our President, Chief Executive Officer and Chairman. We currently have employment agreements with the members of our senior management team, including Mr. Derycz. If their services were to become unavailable to the Company, we would be forced to expend significant time and money in the pursuit of replacements, which would result in both a delay in the continued implementation of our business plan and the diversion of our limited working capital. We can give you no assurance that we will be able to identify and retain satisfactory replacements for these key executive officers, or retain such replacements on terms that are not unduly expensive or burdensome to us.

We may not be able to acquire other companies on satisfactory terms or at all, which could limit the growth of our business or adversely affect our financial condition and results of operations.

Our business strategy includes pursuing acquisitions. Nonetheless, we cannot assure you that we will identify suitable acquisition targets, that such acquisitions can be made at an acceptable price or that we will consummate any acquisitions we initiate. If we acquire additional businesses, those businesses may require a substantial capital investment by us. We cannot assure you that we will be able to obtain such capital or that financing options will be available in amounts and on terms that we deem acceptable. In addition, future acquisitions could result in our incurring debt and contingent liabilities. Our inability to make beneficial acquisitions could cause the growth of our business to slow or adversely affect our financial condition.

The integration of acquired businesses may result in substantial costs, delays and other problems, which could adversely affect our financial condition and results of operations.

Our future performance may depend heavily on our ability to integrate any businesses that we acquire. To integrate newly acquired businesses, we must integrate production facilities and extend our financial and management controls and operating, administrative and information systems in a timely manner and on satisfactory terms and conditions. Such integration also will require the expenditure of substantial managerial, operating, financial and other resources and may lead to a diversion of management's attention from other business concerns. We may not be able to successfully integrate acquired businesses or realize projected cost savings and synergies in connection with those acquisitions on the timetable contemplated or at all.

Furthermore, the costs of businesses that we acquire could significantly impact our short-term operating results. These costs could include restructuring charges associated with the acquisitions and other expenses associated with a change of control, as well as non-recurring acquisition costs, including accounting and legal fees, investment banking fees and recognition of transaction-related obligations.

Until we assume operating control of the businesses we purchase, we may not be able to ascertain the actual value or understand the potential liabilities of the acquired entities. Once we acquire a business, we are faced with risks, including:

•	the possibility that we have acquired substantial undisclosed liabilities;

•	the risks of entering markets in which we have limited or no prior experience;

•	the potential loss of key employees or customers as a result of changes in management; and

•	the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

We may not be successful in overcoming these risks, which could adversely affect our financial condition and results of operations.

The requirements of being a public company strain our resources, divert management’s attention and affect our ability to attract and retain qualified members for our Board of Directors.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act. Compliance with these laws and regulations may (i) increase our legal, accounting and financial compliance costs; (ii) make some of our corporate activities more difficult, time-consuming and costly; and (iii) make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, any of which may adversely affect our financial condition and results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results, which could have a material adverse effect on our business, financial condition and the market value of our securities.

Our management is required to assess our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.  Our management has determined that, as of June 30, 2010, we did not maintain adequate internal control over financial reporting because our lack of a functioning audit committee constituted a material weakness in these controls.  The finding of a material weakness indicates that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls.  To remedy this material weakness, among other things, we may seek to appoint independent directors to serve as members of an audit committee of our Board of Directors.   If we are unable to recruit qualified independent directors to serve on an audit committee and we continue to report a material weakness in our internal control over financial reporting, it could have a material adverse effect on our business, financial condition and the market value of our securities.

As a smaller reporting company, we are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting.  If in the future we no longer meet the requirements of a smaller reporting company, our independent registered public accounting firm will have to report on our internal controls over financial reporting.  There can be no assurance that our independent registered public accounting firm will not identify material weaknesses in our internal control that could have a material adverse effect on our stock price or harm our business.

Provisions in our bylaws and Nevada law might discourage, delay or prevent a change of control of our company or changes in our management and, as a result, may depress the trading price of our common stock.

Provisions of Nevada law and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition could arguably benefit our stockholders.  Various provisions of our bylaws may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our Board of Directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our Directors.

The provisions of Nevada law and our bylaws concerning "anti-takeover" actions are intended to discourage certain types of transactions that may involve an actual or threatened change of control of our company even if such change of control might be economically beneficial to our shareholders. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.  For example, we may in the future become subject to Nevada's Control Share Acquisition Act which prohibits an acquirer, under certain circumstances, from voting shares of a corporation's stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation's stockholders. We are also subject to Nevada’s Combination with Interested Stockholders Statute which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met.  An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation's management or policies.

Our authorized but unissued shares of common stock are available for our Board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, however, faced with an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction our Board of Directors acting alone and without approval of our shareholders can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 20,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the Board of Directors acting alone and without approval of our shareholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

The existence of the foregoing provisions and other potential anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Limitations on director and officer liability and indemnification of our officers and directors by us may discourage shareholders from bringing suit against a director.

Our bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our shareholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage shareholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by shareholders on our behalf against a director. In addition, our bylaws may provide for mandatory indemnification of directors and officers to the fullest extent permitted by Nevada state law, which may result in our incurrence of expenses for which we might not be responsible otherwise.

Risks Relating to this Offering and Ownership of Our Securities

We will have broad discretion as to the use of the proceeds from any exercise of warrants owned by the selling security holders, and we may not use the proceeds effectively.

We expect to use the net proceeds from any exercise of warrants owned by the selling security holders for working capital and general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you the proceeds will be used in a manner of which you would approve.

There is a lack of a public market for our shares, which limits our shareholders’ ability to sell their shares.

Our common stock is currently quoted on the OTC Bulletin Board, which is a decentralized market regulated by the Financial Industry Regulatory Authority.  Historically, trading of our common stock on the OTC Bulletin Board has been light and sporadic. We can make no assurances that an active market for our common stock will develop or, if developed, will be sustained.

The public trading market for our common stock has historically been limited.

The average daily trading volume in our common stock historically has been low, and on some days our stock does not trade at all. As long as this condition continues, it could be difficult for our shareholders to sell a significant number of shares of our common stock at any particular time at the market prices prevailing immediately before such shares are offered for sale. Shareholders may be required to hold our securities for an indefinite period of time.

Our historic stock price has been volatile and purchasers of our common stock could incur substantial losses.

Historically, although trading in our common stock has been limited, our stock price has been volatile.  The stock market in general, particularly recently, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  As a result of this volatility, investors may not be able to sell our common stock at or above purchase price.  The market price for our common stock may be influenced by many factors, including, but not limited to, variations in our financial results or those of companies that are perceived to be similar to us, investors’ perceptions of us, the number of our shares available in the market, future sales of our common stock and securities convertible into our common stock, and general economic, industry and market conditions.  Fluctuations in the price of our common stock could materially reduce our share price and cause you to lose all or part of your investment.  Even if the average trading volume of our common stock increases, our stock price may remain volatile.  Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations.  If such a suit were to arise, whether meritorious or not, it could have a substantial cost and divert our resources.

We do not anticipate paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We plan to use all of our earnings, to the extent we have earnings, to fund our operations and any acquisitions we may pursue. We do not plan to pay any cash dividends in the foreseeable future. Our board of directors will have the discretion to pay future dividends after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, state law may limit our ability to pay dividends on our common stock. Further, our credit facility with Silicon Valley Bank limits our ability to pay dividends.  We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.

Substantial future sales of our common stock in the public market may depress our stock price, which may impair our ability to raise capital and cause you to incur substantial losses on your investment in our common stock.

We and any of our shareholders may sell additional shares of common stock in the public market after this offering. Assuming the issuance of all of the shares of common stock underlying the warrants owned by the selling security holders in this offering upon exercise of such warrants, we will have 14,952,473 shares of common stock outstanding.  6,135,132 of these shares will be freely transferable without restriction or additional registration under the Securities Act, subject in some cases to volume and other limitations. Also, we may issue shares of common stock, rather than pay cash, as consideration for any acquisitions we may pursue.

We have an effective registration statement on Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), that registers 1,500,000 shares of our common stock underlying options to be granted to our officers, directors, employees and consultants pursuant to our 2007 Equity Compensation Plan, 1,416,000 of which have been granted. The shares issuable upon exercise of the options, if issued in accordance with the Plan, will be eligible for immediate sale in the public market, subject in some cases to volume and other limitations.

Additional sales of our common stock in the public market, or the perception that these sales could occur, may cause the market price of our common stock to fall, which could impair our ability to raise needed capital by depressing the price at which we could sell our common stock and could cause other shareholders to incur substantial losses upon selling their shares of our common stock.

We may raise additional capital through securities offerings that could dilute your ownership interest and voting rights.

Our articles of incorporation currently authorizes our board of directors to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of October 30, 2010, after taking into consideration our outstanding shares of common stock, warrants and options, our board of directors will be entitled to issue up to 82,148,777 additional shares of common stock and 20,000,000 shares of preferred stock. Our board of directors may issue shares of common stock, preferred stock or warrants or options to purchase shares of our stock absent further shareholder approval, and upon such terms (and in the case of the preferred stock, with such rights, preferences and privileges) as it determines to whomever it determines, including persons or entities who would help present management maintain control.

We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our board of directors will also have the effect of diluting the proportionate equity interest and voting power of holders of our common stock.

Our principal shareholders, executive officers and directors will own a significant percentage of our stock after the offering, and as a result, the trading price for our shares may be depressed and these shareholders can take actions that may be adverse to your interests.

After the offering, our principal shareholders, executive officers and directors will, in the aggregate, beneficially own approximately 57% of our common stock. These shareholders, acting together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to you. This significant concentration of share ownership may also adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling shareholders.

The application of the “penny stock” rules could adversely affect the market price of our common shares and increase your transaction costs to sell those shares.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the"penny stock" rules. The "penny stock" rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (under Regulation D of the Securities Act).For transactions covered by these rules, the broker-dealermust make a special suitability determination for the purchase of securities and have received the purchaser's written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both thebroker-dealer and the registered representative and current quotations for thesecurities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These are statements that relate to future periods and include statements regarding our anticipated performance.

 Generally, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “projects,” “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others:

•	the severity and length of the current economic recession and its effect on the markets in which we operate;

•	our inability to raise sufficient additional capital to operate our business;

•	unexpected costs and operating deficits, and lower than expected sales and revenues;

•	our inability to attract or retain qualified senior management personnel, including sales and marketing personnel;

•	our inability to enter into acceptable relationships with one or more publishers and the failure of such publishers to produce content of an acceptable quality and offer it at a reasonable price; and

•	the volatility of our operating results and financial condition.

Although we believe that the statements contained in this prospectus are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling security holders. Should the selling security holders decide, in their sole discretion, to exercise any of their warrants for cash, we would receive the proceeds from the exercise price. If all of the warrants are exercised for cash (and assuming there are no adjustments to the purchase price prior to exercise), we will receive $2,320,312.50 in gross proceeds.

If some or all of the warrants are exercised, we intend to use the net proceeds for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth the names of the selling security holders who may sell their shares under this prospectus from time to time. No selling security holder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities, except for Mssrs. Nimish Patel and Erick E. Richardson, who are partners of the firm Richardson & Patel LLP, formerly our outside legal counsel.

The following table also provides certain information with respect to the selling security holders’ ownership of our securities as of the date of this prospectus, the total number of securities they may sell under this prospectus from time to time, and the number of securities they will own thereafter assuming no other acquisitions or dispositions of our securities. The selling security holders may offer all, some or none of their securities, thus we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that the selling security holders will sell all shares covered by this prospectus.

Some of the selling security holders may distribute their shares, from time to time, to their limited and/or general partners or managers, who may sell shares pursuant to this prospectus. Each selling security holder may also transfer shares owned by him or her by gift, and upon any such transfer the donee would have the same right of sale as the selling security holder.

We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. See our discussion entitled “Plan of Distribution” for further information regarding the selling security holders’ method of distribution of these shares.

Name of Selling Security Holder	Number of Shares Owned Before Offering	Number of Shares Being Offered (1)	Number of Shares Owned After Offering (2)	Percentage Owned After Offering (3)
Jason Adelman and Cass Adelman JTWROS***	37,500	37,500	0	*
Antoine Alloggia	1,500	1,500	0	*
Marie Alloggia	1,500	1,500	0	*
Alpha Capital Anstalt (4)	600,000	600,000	0	*
Apex Investment Fund Ltd (5)	150,000	150,000	0	*
B&R Richie's (6)	75,000	75,000	0	*
Joseph Bashoura	1,500	1,500	0	*
D. Paul Cohen Retirement Plan (7)	18,750	18,750	0	*
Cranshire Capital LP (8)	125,000	125,000	0	*
Crescent International Limited (9)	450,000	450,000	0	*
John B. Davies	37,500	37,500	0	*
Steven B. Dunn	7,500	7,500	0	*
EGATNIV, LLC (10)	75,000	75,000	0	*
J. Steven Emerson	300,000	300,000	0	*
GlennAllen Global Access LP (11)	150,000	150,000	0	*
James W. Heavener	300,000	300,000	0	*
Impressive Ventures Group Inc. (12)	75,000	75,000	0	*
JMG Capital Partners (13)	125,000	125,000	0	*
JMG Triton Offshore Fund (14)	125,000	125,000	0	*
Peter and Donna Kash JTWROS***	75,000	75,000	0	*
Joshua Kazam	75,000	75,000	0	*
John M. Macaluso Revocable Trust	300,000	300,000	0	*
Marketbyte LLC Defined Benefit & Trust (15)	75,000	75,000	0	*
Joseph H. Merback & Tema N. Merback Co-Trustees FBO Merback Family Trust — UTD 8/30/89 ***	50,000	50,000	0	*
MM & B Holdings, a California general partnership (16)	450,000	450,000	0	*
The Muhl Family Trust est. October 11, 1995 (17)	75,000	75,000	0	*
David Mun-Gavin	75,000	75,000	0	*
Christopher G. Niklas ***	7,500	7,500	0	*
Nimish Patel (18)	37,500	37,500	0	*
Ramsdell Family Trust UAD 7/7/94 (19)	5,000	5,000	0	*
Erick E. Richardson (20)	37,500	37,500	0	*
Steven Ritcheson and Renata Ritcheson JTWROS	75,000	75,000	0	*
Nadine Rousseau	1,500	1,500	0	*
Richard Frank Siegersma	1,500	1,500	0	*
Sufran Investments Ltd (21)	37,500	37,500	0	*
Sungate Trust II (22)	300,000	300,000	0	*
Whalehaven Capital Fund Limited (23)	375,000	375,000	0	*
TOTAL	4,708,750	4,708,750	0

*	Indicates less than one percent.
**	Denotes broker-dealer.
***	Denotes associate of broker-dealer.
(1)	Except where otherwise indicated, one third of such shares represent shares issuable upon exercise of warrants at an exercise price of $1.25 per share.
(2)	Assumes that all shares offered hereby will be resold by the selling security holders after this offering.
(3)	Percentage based upon 13,096,233 shares of common stock outstanding as of October 30, 2010.
(4)	The natural person with voting and investment control over the shares held by the selling security holder is Konrad Ackerman.
(5)	The natural person with voting and investment control over the shares held by the selling security holder is Susan E. Fairhurt.

(6)	The natural person with voting and investment control over the shares held by the selling security holder is Bradley Ross.
(7)	The natural person with voting and investment control over the shares held by the selling security holder is D. Paul Cohen.
(8)
The natural person with voting and investment control over the shares held by the selling security holder is Mitchell P. Kopin.  Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(9)	The natural person with voting and investment control over the shares held by the selling security holder is Maxi Brezzi.
(10)	The natural person with voting and investment control over the shares held by the selling security holder is Seth Farbman.
(11)	The natural person with voting and investment control over the shares held by the selling security holder is Glenn A. Areitman.
(12)	The natural person with voting and investment control over the shares held by the selling security holder is Scott MacCaughern.
(13)	The natural person with voting and investment control over the shares held by the selling security holder is Jonathan Glaser
(14)	The natural person with voting and investment control over the shares held by the selling security holder is Jonathan Glaser.
(15)	The natural person with voting and investment control over the shares held by the selling security holder is Laurence D. Isen.
(16)	The natural person with voting and investment control over the shares held by the selling security holder is Bryan Ezralow
(17)	The natural person with voting and investment control over the shares held by the selling security holder is Phillip Muhl.
(18)	Nimish Patel is a partner of Richardson & Patel LLP, formerly our outside legal counsel.
(19)	The natural person with voting and investment control over the shares held by the selling security holder is W. Robert Ramsdell, Jr.
(20)	Erick E. Richardson is a partner of Richardson & Patel LLP, formerly our outside legal counsel.
(21)	The natural person with voting and investment control over the shares held by the selling security holder is P. A. Gordon.
(22)	The natural person with voting and investment control over the shares held by the selling security holder is J. Brock McClane.
(23)	The natural person with voting and investment control over the shares held by the selling security holder is Evan Schemenauer.

PLAN OF DISTRIBUTION

We are registering shares of our common stock for resale by the selling security holders identified in the section above entitled “Selling Security Holders.” Each selling security holder is free to offer and sell his or her common stock at such times, in such manner and at such prices as he or she may determine. As used in this prospectus, “Selling Security Holders” includes the pledges, donees, transferees or others who may later hold the selling security holders’ interests in our common stock. We will pay the costs and fees of registering the common stock, but each selling security holder will pay his or her own brokerage commissions, discounts or other expenses relating to the sale of the common shares. We will not receive the proceeds from the sale of the shares by the selling security holders, except in the event that a selling security holder exercises any warrants for cash. Although the selling security holders are not required to exercise the warrants, if they do so we will receive the proceeds from a cash exercise. The warrants may also be exercised on a cashless basis from which we would receive no proceeds if, at the time of exercise, the warrant shares have not been subject to an effective registration statement for a 45-consecutive day period. At the time any person proposes to use this prospectus in connection with the sale of common stock, such person must be named as a selling security holder and all disclosures related to such holder in this prospectus must be in compliance with Item 507 of Regulation S-K (17 CFR Part 229). We will supplement this prospectus to effect such updates.

The selling security holders, from time to time, may sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are then traded or in private transactions. As of the date of this prospectus, the shares of Derycz common stock are quoted on the OTC Bulletin Board.

The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

The selling security holders also may sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which in turn may engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders also may sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders also may enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. In the event broker-dealers purchase shares offered as principal and resell those shares, Derycz will file a prospectus supplement identifying these brokers-dealers as new selling stockholders and indemnifying them as underwriters.

Several of the selling security holders are associates of broker-dealers. Those selling security holders that are affiliates of broker-dealers purchased the shares offered under this prospectus in the ordinary course of business and, at the time of purchase of the shares, had no agreement or understanding, directly or indirectly, with any person, to distribute the shares.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock currently is traded on the OTC Bulletin Board under the symbol “DYSC.” There can be no assurances that an active public market for our common stock will be sustained. The public market for our common stock has often been sporadic, volatile and limited. The closing sales price of our common stock as reported on the OTC Bulletin Board on October 30, 2010 was $1.30 per share.

The following table sets forth, for the periods indicated, the high and low bid prices for our common stock. The prices reflect inter-dealer quotations, without retail mark-up, markdowns or commissions, and may not represent actual transactions.

Quarter Ended	High Bid			Low Bid
Fiscal 2010
June 30, 2010		$1.02			$0.60
March 31, 2010		$0.60			$0.50
December 31, 2009		$0.51			$0.50
September 30, 2009		$0.83			$0.51

Fiscal 2009
June 30, 2009		$1.00			$0.30
March 31, 2009	$		*	$		*
December 31, 2008	$		*	$		*
September 30, 2008	$		*	$		*

*Our common stock had no active trading market until May 11, 2009.

Number of Shareholders

As of October 30, there were approximately 21 holders of record of our common stock. We also believe there are at least 89 beneficial owners of our common stock who hold their stock in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Dividend Policy

We have not paid any cash dividends and we currently intend to retain any future earnings to fund the development and growth of our business.  Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under our credit facility with Silicon Valley Bank or other contractual arrangements, and such other factors deemed relevant by our Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition for the years ended June 30, 2010 and 2009 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the “Business” section and elsewhere in this report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. All forward-looking statements included in this report are based on information available to us on the date hereof and, except as required by law, we assume no obligation to update any such forward-looking statements.

Overview

 Derycz Scientific was incorporated in the State of Nevada on November 2, 2006. In November 2006 the Company entered into a Share Exchange Agreement with Reprints Desk. At the closing of the transaction contemplated by the Share Exchange Agreement, the Company acquired all of the outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders. Following completion of the exchange transaction, Reprints became a wholly owned subsidiary of the Company.

On February 28, 2007, the Company entered into an agreement with Pools Press pursuant to which the Company acquired 75% of the issued and outstanding common stock of Pools for consideration of $616,080. Pools is a commercial printer, specializing in reprints of copyrighted articles. The results of Pools Press’ operations have been included in the consolidated financial statements since March 1, 2007.  On August 31, 2010, the Company purchased the remaining shares of Pools for $120,000.

Derycz, through Reprints and Pools, provides copies of published content, such as articles from published journals, in either electronic or hard copy form. Our customers use this content for marketing, regulatory or research purposes. Generally, marketing departments order large quantities of printed copies that they distribute to their customers and electronic copies for distribution through the Internet and other electronic mechanisms.  Researchers and regulatory personnel generally order single copies or small quantities of the content. Our service alleviates the need for our customers to contact multiple publishers or obtain permissions themselves. In addition, we ensure that we have obtained the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. We also offer services to publishers, whereby we are responsible for all aspects of reprint and eprint production, from taking orders to final delivery. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. Pools Press also offers other commercial printing products, such as the production of booklets and newsletters.

Results of Operations

Year Ended June 30, 2010 Compared to the Year Ended June 30, 2009:

Sales and Cost of Goods Sold

We achieved revenues of $24,935,473 for the year ended June 30, 2010, compared to revenue of $14,653,374 for the year ended June 30, 2009, an increase of 70%.  Our revenues for last ten fiscal quarters have been $6,359,884, $6,201,431, $7,590,459, $4,783,699, $4,205,195, $3,818,500, $3,426,953, $3,202,726, $4,143,157 and $2,910,183, respectively.  These revenues have increased each quarter compared to the prior quarter, with the exception of the quarters ending March 31, 2010 and September 30, 2008 as a result of a very strong second quarter in the 2010 fiscal year and a strong fourth quarter in the 2008 fiscal year.  We expect revenues to continue to increase during the 2011 fiscal year.

The revenue of our main operating company, Reprints, increased from $13,196,956 for the year ended June 30, 2009, to $22,031,639 for the year ended June 30, 2010, an increase of 67%. Pools Press contributed the remainder of the revenue.

Our cost of goods sold increased from $12,142,967 for the year ended June 30, 2009, to $21,019,225 for the year ended June 30, 2010, which represents an increase of 73%.  This increase was approximately equal to our increase in sales for the year.  This direct relationship between cost of goods sold and sales is expected because our costs are incurred when we purchase the rights to the content requested by our customers.

Our gross margin decreased from 17% during the year ended June 30, 2009 to 15% for the year ended June 30, 2010.  This has been a result of higher sales of lower margin products as well as some aggressive pricing of our products.  We expect our gross margin percentage to remain relatively stable, but it will depend on the relative sales of various products, which have differing margins.

We anticipate that our sales will increase during the 2011 fiscal year.  Because our customers are spending cautiously we will have to rely heavily on new customer acquisition and new products and services to achieve that growth.  We expect our cost gross margin to remain the same or decline slightly due to the need for aggressive pricing in order to continue to increase our revenues.  While we continue to develop and market higher margin products we face price competition in our core markets for document delivery and reprints as well as commercial printing.  Most of our costs are determined by the publishers from whom we purchase media for each individual order and they do not generally grant significant discounts.

Operating Expenses

General and Administrative

Our general and administrative expenses increased 9% from $3,289,642 for the year ended June 30, 2009 to $3,590,933 for the year ended June 30, 2010. These expenses include Reprints’ administrative salary costs, which were $1,261,632 in the 2009 fiscal year and $1,943,935 in the 2010 fiscal year, an increase of $682,303 or 54%.  These costs included $344,443 and $282,222 for the years ended June 30, 2010 and 2009, respectively, paid to our information technology staff who work primarily on new products and enhancements to existing projects.

We also incurred investor relations expenses totaling $184,131 during the 2010 fiscal year compared to $571,445 in the 2009 period, a decrease of $387,314 or 68%.  We will continue to incur significant expenses related to investor relations as a result of being a publicly traded company.  Also included in this figure is the expense related to stock option grants of $0 in the 2010 year and $161,271 in fiscal 2009.

Marketing and Advertising

Our marketing and advertising expenses increased from $158,524 for the year ended June 30, 2009, to $439,877, an increase of $281,353 or 177%.  We expanded our marketing efforts during the 2010 fiscal year and we expect our marketing costs will increase to approximately $500,000 during fiscal 2011.

Depreciation and Amortization

Our depreciation and amortization expense decreased from $235,660 for the year ended June 30, 2009, to $206,616 during the year ended June 30, 2010, a decrease of $29,044 or 12%. Pools’ share of these expenses was $37,471 in the 2009 period and included $36,667 related to the amortization of Pools’ customer list, which has been fully depreciated as of June 30, 2009.

Realized gains on marketable securities

We recognized realized gains on marketable securities of $33,668 during the year ended June 30, 2009.  These investments consisted of preferred stock auction rate securities held in an account with UBS Financial Services, Inc., and the gains were based on the proceeds from the sale of those securities.  In January 2009, we received cash for the par value of the outstanding auction rate securities.

Interest Expense

Interest expense was $34,993 for the year ended June 30, 2009, and $6,919 for the year ended June 30, 2010, a decrease of $28,074 or 80%. This interest expense was primarily attributable to the interest paid on a credit line with UBS that was secured by marketable securities.  This credit line was cancelled in January 2009 when we liquidated our position in the marketable securities.  In July 2010 we entered into a loan agreement with Silicon Valley Bank which provides a $3 million credit line secured by all of the assets of the Company.  We expect to incur significantly higher interest costs during the 2011 fiscal year as we expect to utilize the credit line.

Interest Income

Interest income was $39,527 for the year ended June 30, 2009, and decreased to $4,169 for the year ended June 30, 2010, a decrease of $35,358 or 89%. This interest income was primarily attributable to the interest earned on investments in marketable securities, which were liquidated in January 2009.

Other Income

The Company earned $98,605 in other income during the year ended June 30, 2009, and $5,415 during the year ended June 30, 2010, a decrease of $93,190 or 95%.  This income represents income we receive from publishers and customers for miscellaneous services.

Net Loss

We had a net loss of $1,066,041 for the year ended June 30, 2009 compared to a net loss of $307,193 for the year ended June 30, 2010. Investor relations expenses of $571,445 represented over half of the net loss for 2009. We anticipate that our revenues will continue to grow as we aggressively market our products and services and we do not anticipate to generate significant profits during the fiscal year ending June 30, 2011.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through private sales of equity securities. Reprints Desk’s initial investors were Bristol Capital, LLC, which is owned by Paul Kessler and Diana Derycz-Kessler, Bristol Investment Fund, Ltd., over which Paul Kessler has investment and voting control, and three employees of Bristol Capital, LLC, including the current Chief Financial Officer of Derycz, Richard McKilligan. These initial investors purchased 275,000 shares of Reprints Desk for a total of $275,000. Their 275,000 shares were converted into a total of 4,000,003 common shares of Derycz Scientific in November 2006. Peter Derycz, as the founder of Reprints Desk, paid $275 for his 275,000 shares of Reprints Desk, which were exchanged for 4,000,000 common shares of Derycz Scientific. On December 22, 2006, we sold units consisting of 4,500,000 shares of common stock and warrants to purchase 2,250,000 shares of common stock at an exercise price of $1.25 per share to 45 accredited investors in a private transaction. We received $4,500,000 in proceeds from this transaction.

On July 17, 2008, we sold 400,017 shares of common stock and warrants to purchase 200,009 shares of common stock at an exercise price of $2.00 per share at anytime prior to July 17, 2011 for an aggregate purchase price of $600,025. These shares and warrants were sold to a total of 4 investors.

As of June 30, 2010, we had cash of $1,852,231.

Net cash provided by operating activities was $233,767 for the year ended June 30, 2009 compared to net cash provided by operating activities of $352,441 for the year ended June 30, 2010. The $118,674 increase in cash provided by operating activities was due primarily to an increase in accounts receivable of $948,421 and an increase in accounts payable of $1,851,021 which offset the net loss of $319,646 and the increase in prepaid royalties of $496,307.

Net cash provided by investing activities was $1,478,452 for the year ended June 30, 2009 compared to net cash used in investing activities of $327,381 for the year ended June 30, 2010. The $1,805,833 difference in cash flows from investing activities was due to the proceeds from the sale of our short term investments of $1,770,298 in the 2009 period.

Net cash used in financing activities was $707,960 for the year ended June 30, 2009 compared to net cash used in financing activities of $26,922 for the year ended June 30, 2010. The decrease in cash used in financing activities was due primarily to our repayment of our credit line associated with our short term investments of $1,291,855 during the 2009 period. We made no sales of our common stock during the years ended June 30, 2010 or June 30, 2009.

On July 23, 2010, we entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”) for a $3,000,000 revolving line of credit that matures on July 23, 2011. The SVB line of credit bears interest at the prime rate plus 2% for periods in which we maintain an account balance with SVB (less all indebtedness owed to SVB) of at least $800,000 at all times during the prior calendar month (the “Streamline Period”), and at the prime rate plus 4% when a Streamline Period is not in effect. The line of credit is secured by all our and our subsidiaries’ assets. Approximately $150,000 of the line of credit is committed to our corporate credit cards. We must comply with certain covenants and restrictions related to our line of credit with SVB. If we fail to comply with these covenants and restrictions, SVB may, among other things: accelerate and declare immediately due and payable any amounts outstanding; suspend advances of money or any extension of credit; demand cash deposits equal to 110% of the aggregate face value of all undrawn letters of credit; and apply any of our balances and deposits held at SVB against any outstanding obligations to SVB. These covenants include financial covenants that require us to maintain at all times, on a consolidated basis:

•	A ratio of Quick Assets, defined as unrestricted cash plus net accounts receivable, to Current Liabilities (as defined in the SVB agreement) of at least 0.80 to 1.0; and

•
A Tangible Net Worth, defined as the stated value of our consolidated assets minus intangible assets, of at least $1,500,000 increasing by fifty percent (50%) of issuances of equity following July 23, 2010.

We are currently in compliance with all of these covenants and restrictions.

We have significant contractual commitments to vendors to purchase content over the next several fiscal years. Payments of $4,650,000 are due in the fiscal year ending June 30, 2011. Future commitments total in aggregate $4,350,000, $4,650,000, $5,000,000, $5,400,000, and $2,800,000 for the fiscal years ending June 30, 2012, 2013, 2014, 2015 and 2016, respectively.

We believe that our current cash resources together with anticipated cash flow from operating activities and borrowings available under our revolving line of credit will be sufficient to sustain our current operations for at least one year. However, we may need to obtain additional cash resources during the next year if we are able to acquire complementary businesses. The need for cash to finance acquisitions will depend on the businesses acquired and we cannot predict those needs with any certainty. In the event such funds are needed, we may engage in additional sales of debt or equity securities. The sale of additional equity or convertible debt securities would result in additional dilution to our shareholders. The issuance of additional debt would result in increased expenses and could subject us to covenants that may have the effect of restricting our operations. Should we need to raise additional debt or equity capital, we can provide no assurance that additional financing will be available in an amount or on terms acceptable to us, if at all.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. When making these estimates and assumptions, we consider our historical experience, our knowledge of economic and market factors and various other factors that we believe to be reasonable under the circumstances. Actual results may differ under different estimates and assumptions.

The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition

The Company's primary source of revenue is from information and printing services.  The Company recognizes revenue when the sales process is deemed complete and associated revenue has been earned.  The Company's policy is to recognize revenue when services have been performed, risk of loss and title to the product transfers to the customer, the selling price is fixed and determinable and collectability is reasonably assured.

The Company recognizes revenues from printing services when services have been rendered and accepted by the customer while revenues from the re-use of published articles and rights management services are recognized upon shipment or electronic delivery to the customer.

The Company applies the provisions of the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) shipment of products has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

Included in revenues are fees charged to customers for shipping, handling and delivery services.

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

Based upon management's assessment, there were no indicators of impairment of the Company's long lived assets as of June 30, 2010 or 2009.

Stock-Based Compensation

The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs The Company accounts for share-based payments under the guidance as set forth in the Share-Based Payment Topic of the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification , which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, officers, directors, and consultants, including employee stock options based on estimated fair values. The Company estimates the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model, and the value of the portion of the award that is ultimately expected to vest is recognized as expense over the required service period in the Company's Statements of Operations.  The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) the date at which the necessary performance to earn the equity instruments is complete.  Stock-based compensation is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates.

We estimate the fair value of stock options using the Black-Scholes option-pricing model, which was developed for use in estimating the fair value of options that have no vesting restrictions and are fully transferable. This model requires the input of subjective assumptions, including the expected price volatility of the underlying stock and the expected life of stock options. Projected data related to the expected volatility of stock options is based on the average volatility of the trading prices of comparable companies and the expected life of stock options is based upon the average term and vesting schedules of the options. Changes in these subjective assumptions can materially affect the fair value of the estimate, and therefore the existing valuation models do not provide a precise measure of the fair value of our employee stock options.

Goodwill and Intangible Assets

Management performs impairment tests of goodwill and indefinite-lived intangible assets whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. Also, management performs impairment testing of goodwill and indefinite-lived intangible assets at least annually.

The Company accounts for acquisition of a business in accordance with guidance issued by the FASB, which may result in the recognition of goodwill. Goodwill is related to the Company's acquisition of 75% majority interest in Pools Press in February 2007.   Goodwill is not amortized. Rather, goodwill is assessed for impairment at least annually.  Management tests goodwill for impairment at the reporting unit level.  The Company has two reporting units. The Company tests goodwill by using a two-step process. In the first step, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company reviews intangible assets subject to amortization at least annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life.  If the carrying value of an asset exceeds its undiscounted cash flows, the Company writes down the carrying value of the intangible asset to its fair value in the period identified.  If the carrying value of assets is determined not to be recoverable, the Company records an impairment loss equal to the excess of the carrying value over the fair value of the assets.  The Company’s estimate of fair value is based on the best information available, in the absence of quoted market prices.  The Company generally calculates fair value as the present value of estimated future cash flows that the Company expects to generate from the asset using a discounted cash flow income approach as described above.  If the estimate of an intangible asset’s remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Based upon management's assessment, there were no indicators of impairment of the Company's goodwill or intangible assets as of June 30, 2010 or 2009.

Recent Accounting Pronouncements

In April 2010, the FASB issued new accounting guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This standard is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010. Early adoption is permitted; however, adoption of this guidance as of a date other than January 1, 2011 will require the Company to apply this guidance retrospectively effective as of January 1, 2010 and will require disclosure of the effect of this guidance as applied to all previously reported interim periods in the fiscal year of adoption. As the Company plans to implement this standard prospectively, the effect of this guidance will be limited to future transactions. The Company does not expect adoption of this standard to have a material impact on its financial position or results of operations as it has no material research and development arrangements which will be accounted for under the milestone method.

In January 2010, the FASB issued new accounting guidance which requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring presentation on a gross basis of information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The guidance also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009.  Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010.  As this guidance requires only additional disclosure, there should be no impact on the consolidated financial statements of the Company upon adoption.

In October 2009, a new accounting consensus was issued for multiple-deliverable revenue arrangements. This consensus amends existing revenue recognition accounting standards. This consensus provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. Previously the existing accounting consensus required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. Under the existing accounting consensus, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

Off-Balance Sheet Arrangements

At November 1, 2010, we had no obligations that would require disclosure as off-balance sheet arrangements.

BUSINESS

Company Overview

Derycz Scientific is a publicly traded holding company with two wholly owned subsidiaries, Reprints Desk and Pools Press. Derycz, through Reprints and Pools, provides its customers with copies of published content, such as articles from published journals, in either electronic or hard copy form. Our customers use this content for marketing, regulatory or research purposes. Generally, marketing departments order large quantities of printed copies that they distribute to their customers, and electronic copies for distribution through the Internet and other electronic mechanisms. Researchers and regulatory personnel generally order single copies or small quantities of the content. Our service alleviates the need for our customers to contact multiple publishers or obtain permissions themselves. In addition, we ensure that we have obtained the necessary permissions from the owners of the content’s copyrights so that the reproduction complies with copyright laws. We also offer services to publishers, whereby we are responsible for all aspects of reprint and eprint production, from taking orders to final delivery. This service eliminates the need for the publishers to establish a dedicated reprints sales force or arrange for delivery of reprinted materials. Pools Press also offers other commercial printing products, such as the production of booklets and newsletters.

We aggregate published materials and charge a fee for copies of them. When possible, we obtain exclusive licenses and discounts from content producers, such as publishers. We have a fixed pricing structure for single copy orders and variable pricing for orders of multiple copies. For single copies of an article we charge a fee above the cost of the article as well as a shipping fee if the article is sent in hard copy form. For multiple copies of an article, we generally obtain a price from the publisher and then add a service fee, which is dependent on the customer, the size of the order, the complexity of the order and other considerations. When possible we obtain the right to print the reprints from the holder of the copyright and we print and ship the reprints ourselves. However, many publishers have exclusive agreements with particular printers and we are required to use those printers. By purchasing the reprints or the rights to print from the publisher we are able to ensure our customers that they have proper rights under copyright laws to use the content, provided that they use the content only as specified in the order they placed with us.

While our overall revenue grew 70% during fiscal 2010, Reprints Desk’s customer base grew from approximately 150 customers at June 30, 2009 to over 250 customers on June 30, 2010.  In 2008, the last time the survey was conducted, our services were ranked first in all four categories in the 2008 Document Delivery Scorecard, a customer satisfaction survey conducted by Outsell, an information industry analyst.  Reprints Desk was also named to KMWorld’s “100 knowledge management companies that matter” (one of the youngest companies ever to have achieved that distinction) and it earned a 97% customer satisfaction rating from the Dun & Bradstreet 2009 Open Ratings evaluation, relative to other companies with similar classifications.

Publishers typically produce their content in order to generate subscription and advertising sales. The re-sale of published content generates additional revenues at little or no additional cost to the publisher. As an example, if an article contains a favorable mention of a chemical compound, the manufacturer of that compound may want to send its customers and potential customers copies of the article. These copies are called “reprints” or “eprints.”  Reprints and eprints have traditionally been used primarily in the pharmaceutical, biotechnology and medical device industries both for research purposes and for marketing purposes. We expect that the use of reprints will gain in popularity in other industries due to society’s increasing sophistication and desire for information. Published articles are useful marketing and information dissemination tools because they provide a third party, unbiased mention of a company, product or service. Articles can effectively describe the science behind a product or its effectiveness more thoroughly than traditional advertising. Published content is also used effectively for internal corporate training and education, as well as for research and regulatory needs.

During fiscal 2010 we entered into agreements with several publishers which gave us the ability to acquire their content electronically, making it easier and faster for us to deliver the content to our customers.

The Industry

The size of the reprint and eprint market is difficult to estimate because it is a small part of the larger publishing industry and little financial information relating specifically to the market for reprints or eprints is available. As a new business, we believe we have a small fraction of that market. However, we believe that we are able to compete with larger providers based on our ability to aggregate content from multiple publishers and integrate that with transaction management and delivery systems as well as by relying on our customer service. In addition, we have capabilities to internally print materials and produce eprints. As a result, we are often able to substantially reduce the time it takes to deliver the reprints and eprints to our customers.

Growth Strategy

Organic Growth.   The Company attempts to reach customers through the use of targeted selling and marketing campaigns consisting of sales calls on potential customers, supported by innovative technological systems, aggressive pricing and excellent service.  We have also submitted several proposals to potential customers in response to Requests For Proposals, or RFPs.  As we are considered a new company with limited operating history within our market, we have not been successful in all of these efforts.  We have committed more resources to our sales efforts in fiscal year 2010, which has increased our operating expenses, but we expect it will also provide additional sales.  We have invested heavily in our operations to ensure that they will be capable of supporting future growth.

Publisher Agreements.   We regularly contact publishers directly and attempt to negotiate agreements with them under which the publisher would give us access to part or all of their content and would agree to a price list. Once we have access and a price list, when we receive an order for a particular article we can access the article electronically, print or eprint the required number of copies and provide it to the customer within a few days. These agreements eliminate the need to contact the publisher and obtain the rights for each individual order. Because this step is eliminated, we attempt to negotiate for discounts on the publisher’s existing price list. In a few cases, we are the exclusive producer of reprints for a publisher, allowing the publisher to eliminate the need for a reprints and eprints operation internally, and we continue to aggressively market that service.  In some cases, a publisher may require certain guarantees regarding revenues.

Acquisitions.   The Company may attempt to acquire companies in the industry that bring revenue, profitability, growth potential and additional products, services, operations and/or geographic capabilities to the Company. The Company has targeted several potential acquisition opportunities. We intend to implement acquisitions primarily through stock transactions, supplemented only when necessary with a cash component. While we have entered into preliminary discussions with three potential targets, we have not entered into any letter of intent or other agreement relating to any target nor have we determined the financial terms of any potential acquisition. We are continuing to evaluate whether or not to pursue any opportunity further.

International Expansion.   The Company operates primarily in the U.S. market, but has expanded internationally through sales to companies located abroad, particularly in Europe, and we hope to continue that growth through partnerships or acquisition opportunities.

Our Products and Services

Reprints, ePrints and Article Distribution Systems.   The Company has developed services that provide reprints, ePrints and single copies of articles to its customers. We accept orders electronically, by email or phone.  We have developed an internet-based ordering system that allows customers to initiate orders, at any time, by specifying the citation or other identifying information related to the particular article they need. In some cases, we are able to fulfill the order without the need for action on the part of our employees. In addition, we have internal printing and eprinting capability. Because of this, if we are able to obtain the right from the publisher to print the reprint ourselves, rather than purchasing the printed reprints through the publisher, we are generally able to substantially reduce the time it takes to deliver the reprints to our customers. However, we are currently only able to obtain such print rights on a limited number of our orders.  We are currently implementing a program to systematically obtain such rights from additional copyright owners.

Publisher Outsourced Reprint Management.   Derycz Scientific helps publishers grow and manage their reprints and eprints business by providing services whereby we are responsible for all aspects of reprint and eprint production, from taking orders to final delivery. This service eliminates the need for the publishers to establish a dedicated reprints and eprints sales force or arrange for delivery of reprinted materials. While we do not charge the publishers for this service, we generate revenue by selling participating publishers’ reprints to customers.  In some cases, a publisher may require certain guarantees regarding revenues.

Print on Demand.   The Company has begun to provide a print on demand service to some customers. By using this service, a customer can print one or more hard copies or send an electronic copy of a frequently used article without having to place a separate order for each use of the article with the publisher. Uses could include article reprints, course-packs, custom books, and other content re-use printing that requires strict adherence to copyright law in the printing process.

Logistics.   The Company is developing a service which will allow a customer to procure a large quantity of reprints and/or eprints at one time and store them with us. We will then send them to the customer as they need them. We also have technology which allows us to monitor the number of times an electronic copy of an article has been viewed or printed. This technology allows a customer to order a large quantity of electronic copies and use them as needed while providing assurance to the publisher that the customer will not exceed the number of views that were sold.

Target Markets and Customers

We target companies that have significant marketing, communications, investor relations, and educational budgets. We currently place emphasis on the life sciences industry with a focus in the pharmaceutical, biotechnology and medical device industries. We also have customers in the following industries: food & agriculture, petroleum, chemicals and academia. Sales to our largest customer represented approximately 22% of our revenues in fiscal 2010.

Sales and Marketing

Derycz identifies target customers and communicates with them directly, offering our various services through traditional cold-calling and targeted marketing efforts. We also attempt to increase our awareness to the market through attendance at publishing industry fairs and conferences.

Employees

As of November 1, 2010, we had 39 full-time employees and 2 part-time employees.  None of our employees is covered by collective bargaining agreements.  We consider our current relationship with our employees to be good.

Properties

We currently lease approximately 2,000 square feet of office space at 1524 Cloverfield Boulevard., Suite E, Santa Monica, California for $5,200 per month.  The lease expires in May 2012.

Reprints leases space in North Hollywood, California and Bethesda, Maryland, in accordance with the terms of non-cancelable operating lease agreements which require monthly payments of $1,200 and $625, respectively, through January 31, 2011, and April 1, 2012, respectively.

Pools Press, leases 13,000 square feet of office space at 3455-3501 Commercial Avenue, Northbrook, Illinois for $8,000 per month from an unrelated third party. The lease expires on May 31, 2011.

Legal Proceedings

We are subject to various other legal proceedings and claims that have arisen in the ordinary course of business. Although some of these proceedings may result in adverse decisions or settlements, management believes that the final disposition of such matters will not have a material adverse effect on our business, financial position, results of operations or cash flows.

MANAGEMENT

The following table identifies our current executive officers and directors, their respective offices, positions and dates of election or appointment, and their respective qualifications to serve:

Name	Age	Position	Date of Appointment
Peter Derycz	48	Chief Executive Officer, President and Chairman of the Board	January 6, 2006

Richard McKilligan	47	Chief Financial Officer, Secretary and General Counsel	January 1, 2007

Scott Ahlberg	47	Director, Head of Corporate Services of Reprints Desk, Inc.	February 6, 2006

Jan Peterson	62	Director, Head of Publisher Relations of Reprints Desk, Inc.	July 1, 2006

All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

Peter Derycz – Chief Executive Officer, President and Chairman

Peter Derycz founded Reprints as its President in 2006. Mr. Derycz was a founder of Infotrieve, Inc. in 1989 and served as its President from February 2003 until September 2003. He served as the Chief Executive Officer of Puerto Luperon, Ltd. (Bahamas), a real estate development company, from January 2004 until December 2005.  In January 2006, he was appointed to, and currently serves as a member of, the board of directors of Insignia Systems, Inc., a consumer products advertising company.  Mr. Derycz received a B.A. in Psychology from the University of California at Los Angeles.  The Board believes that Mr. Derycz’ familiarity with the Company’s day-to-day operations, his strategic vision for the Company’s business and his past leadership and management experience make him uniquely qualified to serve as a director.

Richard McKilligan – Chief Financial Officer, Secretary and General Counsel

Richard McKilligan earned his law degree from Cornell Law School, his MBA from the University of Chicago and his undergraduate degree in Accountancy from the University of Illinois at Urbana-Champaign. He joined ReprintsDesk in January 2007. Mr. McKilligan is also a director of Bristol Investment Fund, Ltd., which holds a significant equity stake in the Company, and Chief Financial Officer and a director of Genesis Biopharma, Inc., of which Bristol Investment Fund, Ltd. also holds a significant equity stake. He was an associate with Morgan, Lewis & Bockius, LLP in their New York and London offices from 2000 until December 2005.  He is a member of the State Bar of California, the New York State Bar Association and the Florida Bar.

Scott Ahlberg – Director and Head of Corporate Services of Reprints Desk, Inc.

Scott Ahlberg has degrees from Stanford University (BA, 1984) and the University of London (MA, 1990). Mr. Ahlberg was Vice President of Infotrieve, Inc., a content delivery and management company, from 1991 until 2001 and Executive Vice President from 2001 until May 2005. From May 2005 until February 2006, Mr. Ahlberg provided consulting services to ventures in professional networking and medical podcasting. He joined Reprints in 2006.  The Board believes that Mr. Ahlberg’s extensive experience in the content delivery and management industry and his familiarity with the Company’s day-to-day operations make him uniquely qualified to serve as a director.

Jan Peterson – Director and Head of Publisher Relations of Reprints Desk, Inc.

Jan Peterson was Vice President for Content Development at Infotrieve, Inc. from 2000 to 2006 and Vice President for Publisher Relations and Content Development at RoweCom, formerly Faxon/Dawson, from 1997 to 2000. Ms. Peterson was at Academic Press (now Elsevier) for 14 years, where her last position was Fulfillment Director. Ms. Peterson is Past Chair of the Board of Directors for the National Information Standards Organization (NISO), and she is the past chair of the International Committee for EDI in Serials (ICEDIS). She has a degree in History from Whittier College and an M.A. in Asian Studies from California State College, San Diego. She joined Reprints in 2006.  The Board believes that Ms. Peterson’s extensive industry-specific knowledge and business experience, including a familiarity with the Company’s day-to-day operations, make her uniquely qualified to serve as a director.

Board Composition

Our Board currently consists of three members.  All of our current directors were appointed or elected in accordance with the provisions of our bylaws.

Director Independence

As our securities are not listed on a national securities exchange or in an inter-dealer quotation system, we are not currently required to comply with director independence requirements such as those contained in the NASDAQ Marketplace Rules. We currently do not have an audit, nominating or compensation committee, as the entire Board undertakes and considers matters generally delegated to such committees. None of the members of the Board are independent directors as defined by NASDAQ Marketplace Rule 5605(a)(2), nor do any of them satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act that must be satisfied by audit committee members of issuers subject to the NASDAQ Marketplace Rules.

Code of Ethics

We have not yet adopted a written code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer or persons performing similar functions.  We currently are considering the terms of such a code and expect to adopt a code of ethics during the fiscal year ending June 30, 2011.  We will post a copy of the code in the corporate governance section of our website, http://deryczscientific.investorroom.com.

Board Leadership Structure

The Board does not have a policy regarding the separation of the roles of Chairman and Chief Executive Officer, as the Board believes it is in the Company’s best interests to make this determination based on an assessment of the current condition of the Company and composition of the Board. The Board has determined that having Mr. Derycz serve in both roles is in the best interests of the Company’s shareholders at this time. This structure makes the best use of Mr. Derycz’ extensive knowledge of the Company and its industry and fosters greater communication between management and the Board.  Currently, the Company does not have any independent directors.

Risk Oversight

The Board is responsible for monitoring the risks that affect the Company, including operational, legal, regulatory, strategic and reputational risks. As part of routine Board meetings, management presents the Board with updates regarding key facets of the Company’s operations. The Board is responsible for assessing risks, including financial risks, based on its working knowledge of the Company and the risks inherent in its business.

Indemnification of Directors and Officers

The Company is incorporated in Nevada.  Subsection 1 of Section 78.7502 of the Nevada Revised Statutes (the “Nevada Law”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to Section 78.138 of the Nevada Law or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Subsection 7 of Section 78.138 of the Nevada Law provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (i) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of the law.

Subsection 2 of Section 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Subsection 3 of Section 78.7502 provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Subsection 3 of Section 78.751 of the Nevada Law provides that the indemnification provided for by Section 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled (except that indemnification will generally not be available to a person if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action) and that the indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Section 78.752 of the Nevada Law empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 78.7502.

Our bylaws provide for the elimination of the personal liability of our officers, directors, corporate employees and agents to the fullest extent permitted by the provisions of the Nevada Law. Under such provisions, we shall indemnify a director or officer (and may indemnify a corporate employee or agent) who in his capacity as such is made, or threatened to be made, party to any suit or proceeding, if it is determined that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

Executive Compensation

The following table summarizes all compensation for the fiscal years ended June 30, 2010 and June 30, 2009 awarded to, earned by or paid to (i) our Chief Executive Officer (principal executive officer), (ii) the two most highly compensated executive officers other than our CEO who were serving as executive officers at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year ends, and (iii) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS ENDED JUNE 30, 2010 AND 2009

Name and principle position	Year	Salary ($)		Bonus ($)	Stock awards ($)	Option awards ($)		Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Peter Derycz ,	2010	270,000	(1)	–	–	–		–	–	–	270,000
Chief Executive Officer	2009	240,000		–	–	–		–	–	–	240,000
Richard McKilligan,	2010	155,000		–	–	–		–	–	–	155,000
Chief Financial Officer	2009	111,000		–	–	27,133	(2)	–	–	–	138,133

(1)	Includes a bonus of $30,000 paid on July 30, 2010 for services performed during the fiscal year ended June 30, 2010 and accrued as an expense at June 30, 2010.
(2)	Represents a grant made on May 28, 2009, of options to purchase 90,000 common shares which vested immediately.

The following table sets forth, at June 30, 2010, information regarding unexercised options for each named executive officer.  There were no stock awards outstanding at June 30, 2010.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Peter Derycz	95,000	(1)	–	–	1.50	12/21/17
Richard McKilligan	90,000	(2)	–	–	1.00	5/28/19

(1)	Options vested immediately upon grant on December 21, 2007.
(2)	Options vested immediately upon grant on May 28, 2009.

Employment Agreements

Peter Derycz

Mr. Derycz's employment contract as Chief Executive Officer and as a director of the Company has a three year term beginning July 1, 2010. The contract provides an annual salary of $240,000.  No part of Mr. Derycz's salary is allocated to his duties as a director of the Company. The contract contains no incentive bonus structure.

Richard McKilligan

Mr. McKilligan's employment contract as Chief Financial Officer and General Counsel has a three year term beginning July 1, 2010. The contract provides an annual salary of $155,000.  The contract contains no incentive bonus structure.

Scott Ahlberg

Mr. Ahlberg's employment contract as Head of Corporate Services of Reprints and as a director of the Company has a three year term beginning July 1, 2010. The contract provides an annual base salary of $60,000 and an annual guaranteed bonus of $40,000. The contract sets out bonuses of between $20,000 and $220,000 available to Mr. Ahlberg if the Company achieves certain levels of revenues from its document delivery product from $1,000,000 to in excess of $20,000,000. No part of Mr. Ahlberg's salary is allocated to his duties as a director of the Company. The contract contains no other incentive bonus structure.

Janice Peterson

Ms. Peterson's employment contract as Head of Publisher Relations of Reprints and as a director of the Company has a three year term beginning July 1, 2010. The contract provided an annual base salary of $100,000. No part of Ms. Peterson's salary is allocated to her duties as a director of the Company. The contract contains no other incentive bonus structure.

Director Compensation

All of our directors are employees and receive no additional compensation for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Described below are certain transactions or series of transactions since July 1, 2007 between us and our subsidiaries and our executive officers, directors and the beneficial owners of five percent (5%) or more of our common stock, on an as converted basis, and certain persons affiliated with or related to these persons, including family members, in which they had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or one percent (1%) of the average of our total assets at year end for the last two completed fiscal years, other than compensation arrangements that are otherwise required to be described under “Executive Compensation.”

Richard McKilligan, our Chief Financial Officer, is also a director of Bristol Investment Fund, Ltd., which holds 3,033,500 shares, or 22.6%, of the Company’s common stock.  Mr. McKilligan is also the Chief Financial Officer and a director of Genesis Biopharma, Inc., in which Bristol Investment Fund, Ltd. holds a significant equity stake.

Until May 31, 2009, the Company sublet its office space from Bristol Capital Advisors, LLC pursuant to a lease agreement. The office space is approximately 1,000 square feet and the cost was $2,740.40 per month, which rate is equivalent on a per square foot basis to the amount Bristol Capital Advisors, LLC paid under its lease agreement and was comparable to the terms of a lease between unaffiliated parties. The sublease agreement was a month-to-month tenancy which could be terminated at any time. Bristol Capital Advisors, LLC is the investment manager of Bristol Investment Fund, Ltd., which holds a significant equity stake in the Company.

A familial relationship exists between management and certain equity holders of the Company. Paul Kessler and Diana Derycz-Kessler are married and are beneficiaries of Bristol Capital, LLC, which holds 1,810,910 shares, or 13.8%, of our common stock. Paul Kessler has investment and voting control over the shares held by Bristol Investment Fund, Ltd., which holds 3,033,500 shares, or 22.6%, of our common stock. Diana Derycz-Kessler and Peter Derycz, the Company’s President, Chief Executive Officer and Chairman, are siblings.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information, as of October 30, 2010, with respect to the holdings of (1) each person who is the beneficial owner of more than five percent (5%) of our common stock, (2) each of our directors, (3) each of our named executive officers, and (4) all of our directors and executive officers as a group.

Beneficial ownership of the common stock is determined in accordance with the rules of the Securities and Exchange Commission and includes any shares of common stock over which a person exercises sole or shared voting or investment powers, or of which a person has a right to acquire ownership at any time within 60 days of October 30, 2010. Except as otherwise indicated, and subject to applicable community property laws, the persons named in this table have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 13,096,223 shares of common stock outstanding as of October 30, 2010 plus, for each person, any securities that person has the right to acquire within 60 days of October 30, 2010.  The address of each of the principal shareholders is c/o Derycz Scientific, Inc., 1524 Cloverfield Blvd., Suite E, Santa Monica, California 90404.

	Shares Beneficially Owned	Percentage of Class
Bristol Investment Fund, Ltd.(1)(2)	3,033,500	22.6%
Bristol Capital, LLC (1)(3)	1,810,910	13.8%
Peter Derycz	4,000,000	30.5%
Richard McKilligan(4)	261,062	2.0%
Scott Ahlberg(5)	163,477	1.2%
Jan Peterson(6)	163,334	1.2%
All Directors and Executive Officers as a group (4 persons)	4,587,873	33.7%

(1)
Bristol Capital Advisors, LLC ("BCA") is the investment advisor to Bristol Investment Fund, Ltd. ("Bristol").  Paul Kessler is the manager of BCA and as such has voting and investment control over the securities held by Bristol.  Mr. Kessler disclaims beneficial ownership of the securities held by Bristol.

(2)	Includes warrants to purchase 325,000 shares of common stock at an exercise price of $1.25 per share.
(3)	Mr. Kessler exercises voting and investment control over the securities held by Bristol Capital, LLC.
(4)
Includes options to purchase 95,000 shares of common stock at an exercise price of $1.50, options to purchase 90,000 shares of common stock at an exercise price of $1.00 and options to purchase 3,334 shares of common stock at an exercise price of $1.02.

(5)
Includes options to purchase 75,000 shares of common stock at an exercise price of $1.50, options to purchase 75,000 shares of common stock at an exercise price of $1.00 and options to purchase 1,667 shares of common stock at an exercise price of $1.02.

(6)
Includes options to purchase 85,000 shares of common stock at an exercise price of $1.50, options to purchase 75,000 shares of common stock at an exercise price of $1.00 and options to purchase 3,334 shares of common stock at an exercise price of $1.02.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms that are included in our articles of incorporation and our bylaws. This summary is qualified in its entirety by the specific terms and provisions contained in our articles of incorporation and our bylaws, copies of forms of which we have filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law. We encourage you to read our articles of incorporation and our bylaws.

Overview

We are presently authorized under our articles of incorporation to issue 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of October 30, 2010, there were issued and outstanding 13,096,223 shares of common stock that were held of record by 21 shareholders.

The holders of shares of our common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and upon liquidation, dissolution or winding-up of the Company are entitled to share ratably in all assets remaining after payment of liabilities.  We have not paid any dividends nor do we anticipate paying any dividends on our common stock in the foreseeable future.  It is our present policy to retain earnings, if any, for use in the development of our business.  Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements and such other factors deemed relevant by our Board of Directors. Our credit facility with Silicon Valley Bank includes terms restricting our payment of dividends. The holders of shares of common stock do not have preemptive rights, are entitled to one vote for each share of common stock held of record by them, and do not have the right to cumulate their votes for election of Directors.  The outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

The Board of Directors is authorized to determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred shares, and to fix the number of shares and the designation of any series of preferred shares.  The Board of Directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of those shares.  The rights of the holders of common stock will be subject to and may be affected adversely by the rights of the holders of any preferred stock that may be issued in the future.  Issuance of a new series of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding shares of common stock and make removal of the Board of Directors more difficult.  No rights, preferences or privileges have yet been determined and no shares of preferred stock have been issued.

Listing of Common Stock

Our common stock is currently traded on the OTC Bulletin Board under the trading symbol “DYSC.”

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes (“Nevada Law”) and our bylaws could have the effect of delaying or preventing a third party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of Nevada Law and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada anti-takeover statutes.  We may become subject to Nevada's control share acquisition laws (Nevada Revised Statutes 78.378 -78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation's stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation's stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power. We may become subject to Nevada's Control Share Acquisition Act if the company has 200 or more stockholders of record at least 100 of whom are residents of the State of Nevada and does business in the State of Nevada directly or through an affiliated corporation. Currently, we do not conduct business in the State of Nevada directly or through an affiliated corporation.

We are also subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411 -78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation's management or policies.

Bylaws.  In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of our outstanding shares of capital stock entitled to vote for the election of directors, and except as provided by Nevada law, our Board of Directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our Directors. Any bylaw provision adopted by the Board of Directors may be amended or repealed by the holders of a majority of the outstanding shares of capital stock entitled to vote for the election of directors.

Authorized but Unissued Shares.. Our authorized but unissued shares of common stock are available for our Board of Directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our Board of Directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 20,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the Board acting alone and without approval of our shareholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions.  Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless a corporation's articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our Board of Directors can amend our bylaws and we can, with the approval of our shareholders, amend our articles of incorporation to provide for such a super-majority voting provision.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, The Law Office of Jennifer A. Post, Beverly Hills, California.

EXPERTS

The financial statements included in this prospectus as of June 30, 2010 and 2009 and for each of the years then ended have been audited by Weinberg and Company, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us or our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

We are a reporting company and file annual, quarterly and current reports and other information with the SEC. You may read and copy all or any portion of the registration statement without charge at the Public Reference Room, Room 1580, of the SEC at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. to 3:00 p.m. Copies of the registration statement may be obtained from the SEC at prescribed rates from the public reference room of the SEC at such address. You also may obtain information on the operations of the Public Reference Room by calling the SEC at (800) SEC-0330. In addition, registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at http://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, have been filed electronically with the SEC.

Our website is http://deryczscientific.investorroom.com.  Information on, or that can be accessed through, our website is not part of this prospectus and should not be relied on in connection with this offering.

INDEX TO FINANCIAL STATEMENTS

DERYCZ SCIENTIFIC, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Derycz Scientific, Inc. and Subsidiaries
Santa Monica, California

We have audited the consolidated balance sheets of Derycz Scientific, Inc. (the “Company”) and Subsidiaries as of June 30, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Derycz Scientific, Inc. and Subsidiaries as of June 30, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg and Company, P.A
September 27, 2010
Los Angeles, California

Derycz Scientific, Inc.
Consolidated Balance Sheets

	June 30,	June 30,
	2010	2009

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,852,231	$1,854,093
Accounts receivable, net of allowance of $59,061 and $35,000, respectively	4,448,269	3,499,848
Inventory	6,628	10,188
Prepaid royalties	714,287	217,980
Other current assets	84,470	37,890

TOTAL CURRENT ASSETS	7,105,885	5,619,999

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $317,629 and $188,266	372,868	340,776

INTANGIBLE ASSETS
Customer lists, net of accumulated amortization of $50,000 and $43,056	-	6,944
Intellectual property licenses, net of accumulated amortization of $297,887 and $163,209	674,779	600,887

GOODWILL	223,385	223,385

TOTAL ASSETS	$8,376,917	$6,791,991

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$4,887,636	$3,036,615
Capital lease obligation, current	33,682	17,861
Income tax payable	600	3,659
Other current liabilities	97,224	116,769
TOTAL CURRENT LIABILITIES	5,019,142	3,174,904

CAPITAL LEASE OBLIGATIONS, LONG TERM	43,514	43,617

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock; $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding
Common stock; $0.001 par value; 100,000,000 shares authorized; 13,001,830 and 12,961,830 shares issued and outstanding	13,002	12,962
Additional paid-in capital	5,510,620	5,450,223
Accumulated deficit	(2,244,265)	(1,937,072)

TOTAL STOCKHOLDERS' EQUITY	3,279,357	3,526,113

NONCONTROLLING INTEREST	34,904	47,357

TOTAL EQUITY	3,314,261	3,573,470

TOTAL LIABILITIES AND EQUITY	$8,376,917	$6,791,991

See notes to consolidated financial statements

Derycz Scientific, Inc.
Consolidated Statements of Operations

	Years ended
	June 30,
	2010	2009

NET SALES	$24,935,473	$14,653,374

COST OF SALES	21,019,225	12,142,967

GROSS PROFIT	3,916,248	2,510,407

OPERATING EXPENSES:
General and administrative	3,590,933	3,289,642
Marketing and advertising	439,877	158,524
Depreciation and amortization	206,616	235,660

TOTAL OPERATING EXPENSES	4,237,426	3,683,826

LOSS FROM OPERATIONS	(321,178)	(1,173,419)

Gain on marketable securities	-	33,668
Other Income	5,415	98,605
Interest expense	(6,919)	(34,993)
Interest income	4,169	39,527

LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(318,513)	(1,036,612)

PROVISION FOR INCOME TAXES	(1,133)	(32,174)

NET LOSS	(319,646)	(1,068,786)

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	12,453	2,745

NET LOSS ATTRIBUTABLE TO DERYCZ SCIENTIFIC, INC.	$(307,193)	$(1,066,041)

NET LOSS PER SHARE:
BASIC AND DILUTED	$(0.02)	$(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING:
BASIC AND DILUTED	12,966,830	12,945,163

See notes to consolidated financial statements

Derycz Scientific, Inc.
Consolidated Statement of Stockholders' Equity
For the years ended June 30, 2010 and 2009

			Additional			Total
	Common stock		paid-in	Accumulated	Noncontrolling	stockholders'
	Shares	Amount	capital	Deficit	Interest	equity

Balance, July 1, 2008	12,561,813	$12,562	$4,645,364	$(871,031)	$50,102	$3,836,997

Fair value of vested options issued to employees	-	-	161,271	-		161,271

Issuance of warrant for services			43,963	-		43,963

Issuance of common stock for cash	400,017	400	599,625	-		600,025

Net loss for the period				(1,066,041)	(2,745)	(1,068,786)

Balance, July 1, 2009	12,961,830	12,962	5,450,223	(1,937,072)	47,357	3,573,470

Fair value of shares issued for services	40,000	40	45,960			46,000

Fair value of warrants issued for services			14,437			14,437

Net loss for the period				(307,193)	(12,453)	(319,646)

Balance, June 30, 2010	13,001,830	$13,002	$5,510,620	$(2,244,265)	$34,904	$3,314,261

See notes to consolidated financial statements

Derycz Scientific, Inc.
Consolidated Statements of Cash Flows

	Years
	ended June 30,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(319,646)	$(1,068,786)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	270,981	283,583
Fair value of vested stock options	14,437	161,271
Fair value of common stock warrant issued for services	46,000	43,963
Realized gain on investment	-	(33,668)

Changes in assets and liabilities:
Accounts receivable	(948,421)	(380,690)
Inventory	3,560	5,768
Prepaid royalties	(496,307)	108,097
Other current assets	(46,581)	42,850
Accounts payable and accrued expenses	1,851,021	1,039,382
Other current liabilities	(19,544)	28,338
Income taxes payable	(3,059)	3,659

Net cash provided by operating activities	352,441	233,767

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of furniture and equipment	(118,811)	(76,524)
Purchase of Intellectual Property licenses	(208,570)	(181,122)
Additional investment in Pools Press	-	(34,200)
Proceeds from sale of short term investments	-	1,770,298

Net cash provided by (used in) investing activities	(327,381)	1,478,452

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from the issuance of common stock	-	600,025
Capital lease obligation	(26,922)	(16,130)
Payments on line of credit	-	(1,291,855)

Net cash used in financing activities	(26,922)	(707,960)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,862)	1,004,259

CASH AND CASH EQUIVALENTS, Beginning of period	1,854,093	849,834

CASH AND CASH EQUIVALENTS, End of period	$1,852,231	$1,854,093

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Taxes paid	$32,174	$-
Interest paid	$6,919	$34,500

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Minority share of losses in subsidiary	$12,453	2,745
Capital lease obligation	$42,640	-

DERYCZ SCIENTIFIC, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended June 30, 2010 and 2009

Note 1 — Organization, Nature of Business and Basis of Presentation

(a)   Organization

Derycz Scientific, Inc. was incorporated in the State of Nevada on November 2, 2006. On November 2, 2006 the Company entered into a Share Exchange Agreement with Reprints Desk, Inc., a Delaware corporation formed on January 6, 2006. Derycz was formed to facilitate a holding company structure. At the closing of the transaction contemplated by the Share Exchange Agreement, the Company acquired all of the 550,000 outstanding shares of Reprints from the shareholders of Reprints and issued 8,000,003 of its common shares to the shareholders of Reprints. As the intention behind forming Derycz was the creation of a holding company structure and Derycz had no appreciable assets prior to the acquisition of Reprints, the exchange ratio was determined arbitrarily and was not based on any determination of the value of shares of Derycz common stock as compared to Reprints shares acquired. As each former Reprints shareholder acquired a percentage interest in Derycz equal to the percentage interest such shareholder held in Reprints immediately prior to the transaction, there was no dilution of the interest of any former Reprints shareholder. Following completion of the exchange transaction, Reprints became a wholly owned subsidiary of the Company. The transaction was accounted as a statutory merger of companies under common control. As such, the historical financial statements of the Company are combined with the operations of Reprints since its inception, and the merger shares are accounted for as a stock split as of the inception of Reprints for financial reporting purposes.

(b)   Nature of business

Reprints is a content repurposing and rights management company, with a focus on content re-use services and products. The Company operates within the periodicals publishing industry which is a large and growing market. The Company has developed products in the following areas:

•	Reprints, ePrints and Article Distribution Systems
•	Commercial Printing Services
•	Publisher Outsourced Reprint Management
•	Print-on-Demand Services for copyright and regulatory sensitive documents

(c)   Basis of Presentation

The accompanying financial statements are consolidated and include the accounts of the Company and its wholly and majority owned subsidiaries. The consolidated accounts include 100% of assets and liabilities of our majority owned subsidiary, and the ownership interests of minority investors are recorded as a minority interest. Intercompany balances and transactions have been eliminated in consolidation.

Note 2 — Summary of Significant Accounting Policies

(a)   Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

The more significant items subject to such estimates and assumptions include fair value of our equity securities, carrying amount and useful lives of property and equipment, goodwill, other intangible assets, valuations of accounts receivable and accounting for income taxes.

(b)  Fair value of financial instruments

Effective January 1, 2008, fair value measurements are determined by the Company's adoption of authoritative guidance issued by the Financial Accounting Standards Board (the “FASB”), with the exception of the application of the statement to non-recurring, non-financial assets and liabilities as permitted. The adoption of the authoritative guidance did not have a material impact on the Company's fair value measurements. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3 – Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if such data is available without undue cost and effort. The Company has no fair value items required to be disclosed as of June 30, 2010 or 2009.

(c)   Cash and cash equivalents

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less.

(d)  Allowance for doubtful accounts

The Company regularly reviews the accounts receivable aging and applies various expected loss percentages to certain accounts receivable categories based upon historical bad debt experience in order to determine whether an allowance for doubtful accounts resulting from the inability, failure or refusal of customers to make required payments, is appropriate.  The Company established an allowance for doubtful accounts of $59,061 and $35,000 as of June 30, 2010 and June 30, 2009, respectively.

(e)   Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions and at times may exceed the FDIC $250,000 insurance limit. The Company does not anticipate incurring any losses related to these credit risks. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and intends to maintain allowances for anticipated losses, as required.

One customer accounted for 22% of the revenues for the year ended June 30, 2010 and one customer accounted for 16% of the revenue for the year ended June 30, 2009.

As of June 30, 2010, three customers accounted for 14%, 13% and 12% of accounts receivable, and two customers accounted for 15% and 14% of accounts receivable at June 30, 2009.

During the years ended June 30, 2010 and 2009 the Company's purchases from one vendor represented 23% and 16%, respectively, of our content costs.

(f)   Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of 3-5 years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.

(g)  Intellectual property licenses

The Company has purchased licenses to use certain intellectual property. These licenses are amortized on the straight-line method over their estimated useful lives of 7 years.

(h)  Customer lists

From time to time, the Company purchases customer lists. These lists are amortized using an accelerated method that management presently estimates matches the utilization of those lists over an estimated useful life of 2 years.

(i)   Revenue recognition

The Company's primary source of revenue is from the re-use of published articles and rights management services as well as printing services.  The Company recognizes revenue from printing services when the sales process is deemed complete and associated revenue has been earned which occurs when services have been rendered and the printed materials have been delivered to the customer. The Company's policy is to recognize revenue when services have been performed, risk of loss and title to the product transfers to the customer, the selling price is fixed and determinable and collectability is reasonably assured.

The Company recognizes revenues from the re-use of published articles and rights management services are recognized upon shipment or electronic delivery to the customer.

(j)    Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

Based upon management's assessment, there were no indicators of impairment of the Company's long lived assets as of June 30, 2010 or 2009.

(k)   Stock-based compensation

The Company periodically issues stock options and warrants to employees and non-employees in capital raising transactions, for services and for financing costs. The Company accounts for share-based payments under the guidance as set forth in the Share-Based Payment Topic of the FASB Accounting Standards Codification, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees, officers, directors, and consultants, including employee stock options based on estimated fair values. The Company estimates the fair value of share-based payment awards to employees and directors on the date of grant using an option-pricing model, and the value of the portion of the award that is ultimately expected to vest is recognized as expense over the required service period in the Company's Statements of Operations.  The Company accounts for stock option and warrant grants issued and vesting to non-employees in accordance with the authoritative guidance whereas the value of the stock compensation is based upon the measurement date as determined at either a) the date at which a performance commitment is reached, or b) the date at which the necessary performance to earn the equity instruments is complete.  Stock-based compensation is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, as necessary, in subsequent periods if actual forfeitures differ from those estimates.

(l)   Goodwill and intangible assets

Management performs impairment tests of goodwill and indefinite-lived intangible assets whenever an event occurs or circumstances change that indicate impairment has more likely than not occurred. Also, management performs impairment testing of goodwill and indefinite-lived intangible assets at least annually.

 The Company accounts for acquisition of a business in accordance with guidance issued by the FASB, which may result in the recognition of goodwill. Goodwill is related to the Company's acquisition of 75% majority interest in Pools Press in February 2007.   Goodwill is not amortized. Rather, goodwill is assessed for impairment at least annually.  Management tests goodwill for impairment at the reporting unit level.  The Company has two reporting units. The Company tests goodwill by using a two-step process. In the first step, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

The Company reviews intangible assets subject to amortization at least annually to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life.  If the carrying value of an asset exceeds its undiscounted cash flows, the Company writes down the carrying value of the intangible asset to its fair value in the period identified.  If the carrying value of assets is determined not to be recoverable, the Company records an impairment loss equal to the excess of the carrying value over the fair value of the assets.  The Company’s estimate of fair value is based on the best information available, in the absence of quoted market prices.  The Company generally calculates fair value as the present value of estimated future cash flows that the Company expects to generate from the asset using a discounted cash flow income approach as described above.  If the estimate of an intangible asset’s remaining useful life is changed, the Company amortizes the remaining carrying value of the intangible asset prospectively over the revised remaining useful life.

Based upon management's annual assessment at June 30, there were no indicators of impairment of the Company's goodwill or intangible assets as of June 30, 2010 or 2009.

(m) Shipping and handling costs

The Company includes shipping and handling charges billed to its customers in its revenues, and classifies shipping and handling costs of the sale of its products as a component of cost of sales. Those costs were approximately $323,107 and $151,544, respectively, for the years ended June 30, 2010 and 2009.

(n)  Income taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(o)  Net Income (Loss) per share

The FASB requires presentation of basic earnings per share (“Basic EPS”) and diluted earnings per share (“Diluted EPS”).   Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares available. Weighted average number of shares outstanding reflects the equivalent number of shares received as a result of the exchange transaction as if these shares had been outstanding as of the beginning of the earliest period presented. Diluted income (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Warrants to purchase 2,855,009 and 2,800,009 shares of common stock have been excluded from the calculation of diluted net loss per share for the years ended June 30, 2010 and 2009, respectively, and options to purchase 1,022,000 shares of common stock outstanding as of June 30, 2010 and June 30, 2009, have been excluded from the calculation as the effect would have been anti-dilutive.

(p)  Marketing and advertising expenses

Marketing and advertising expenses are expensed as incurred and consist primarily of various forms of media purchased from Internet-based marketers and search engines. Marketing and advertising expense amounted to $439,877 and $158,524 for the years ended June 30, 2010 and 2009, respectively.

(q)  Reclassifications

The Company has reclassified $729,423 of costs previously included in general administrative costs in 2009 to costs of sales to conform to 2010 presentation.

(r)   Recently issued accounting pronouncements

In April 2010, the FASB issued new accounting guidance in applying the milestone method of revenue recognition to research or development arrangements. Under this guidance management may recognize revenue contingent upon the achievement of a milestone in its entirety, in the period in which the milestone is achieved, only if the milestone meets all the criteria within the guidance to be considered substantive. This standard is effective on a prospective basis for research and development milestones achieved in fiscal years, beginning on or after June 15, 2010. Early adoption is permitted; however, adoption of this guidance as of a date other than January 1, 2011 will require the Company to apply this guidance retrospectively effective as of January 1, 2010 and will require disclosure of the effect of this guidance as applied to all previously reported interim periods in the fiscal year of adoption. As the Company plans to implement this standard prospectively, the effect of this guidance will be limited to future transactions. The Company does not expect adoption of this standard to have a material impact on its financial position or results of operations as it has no material research and development arrangements which will be accounted for under the milestone method.

In January 2010, the FASB issued new accounting guidance which requires new disclosures regarding transfers in and out of Level 1 and Level 2 fair value measurements, as well as requiring presentation on a gross basis of information about purchases, sales, issuances and settlements in Level 3 fair value measurements. The guidance also clarifies existing disclosures regarding level of disaggregation, inputs and valuation techniques. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009.  Disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010.  As this guidance requires only additional disclosure, there should be no impact on the consolidated financial statements of the Company upon adoption.

In October 2009, a new accounting consensus was issued for multiple-deliverable revenue arrangements. This consensus amends existing revenue recognition accounting standards. This consensus provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management’s estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. Previously the existing accounting consensus required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. Under the existing accounting consensus, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is in the process of evaluating whether the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the Securities Exchange Commission did not or are not believed by management to have a material impact on the Company's present or future consolidated financial statements.

The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated results of operations, financial position, or cash flows.

Note 3 — Property and Equipment

Property and equipment consists of the following as of June 30, 2010 and 2009:

	June 30, 2010	June 30, 2009
Computer equipment	$122,687	$68,640
Software	176,586	112,570
Printing equipment	329,092	286,452
Furniture and fixtures	58,132	57,380
Autos and vans	4,000	4,000
	690,497	529,042
Less accumulated depreciation	(317,629)	(188,266)
	$372,868	$340,776

Printing equipment includes $91,792 of equipment under capital lease and related accumulated depreciation of $53,545 and $35,187 as of June 30, 2010 and June 30, 2009, respectively.

Depreciation expense for the years ended June 30, 2010 and 2009 was $129,363 and $98,555, respectively.

Note 4 — Intangible Assets

Intangible assets consist of the following at June 30, 2010 and 2009:

	June 30, 2010	June 30, 2009

Customer list	$-	$50,000
Intellectual property licenses	972,666	764,096
Accumulated amortization	(297,887)	(206,265)
	$674,779	$607,831

Customer lists are amortized using an accelerated method that management presently estimates matches the utilization of those lists over an estimated useful life of 2 years.

The Company has purchased licenses to use certain intellectual property, including computer software. These licenses are depreciated using the straight-line method over their estimated useful lives of 7 years.

Future annual amortization under these intangible assets at June 30, 2010 is as follows:

Year ending June 30,	Amount
2011	$140,356
2012	136,606
2013	136,606
2014	134,641
Thereafter	126,570
$674,779

Note 5 — Leases

The Company leases space in Northbrook, Illinois in accordance with the terms of a non-cancelable operating lease agreement. The lease requires monthly payments between $7,750 and $8,000 through May 2011 and is being accounted for by the Company on a straight-line basis over the term of the lease. In addition to monthly rentals, the lease requires the payment of real estate taxes and maintenance. Rent, including real estate taxes, for the years ended June 30, 2010 and 2009 was $141,339 and $143,727, respectively.

The Company leases space in Santa Monica, California in accordance with the terms of a non-cancelable operating lease agreement. The lease requires monthly payments between $5,200 and $5,517 through May 2012 and is being accounted for by the Company on a straight-line basis over the term of the lease. In addition to monthly rentals, after June 1, 2010, the lease requires the payment of any increases in real estate taxes. The Company also leases space in North Hollywood, California and Bethesda, Maryland, in accordance with the terms of non-cancelable operating lease agreements which require monthly payments of $1,200 and $625, respectively, through January 31, 2011, and April 1, 2012, respectively. Rent, including real estate taxes, for the years ended June 30, 2010 and 2009 was $94,563 and $5,200, respectively.

The Company also has two non-cancelable leases for machinery and equipment that are accounted for as capital leases that require monthly payments of $1,945 including interest at a rate of 10.25% per annum through July 2012 and $1,275 including interest at a rate of 5.13% per annum through October 2012, respectively. Annual future minimum rentals under operating and capital leases as of June 30, 2010 are as follows:

Fiscal Year	Operating Leases	Capital Leases
2011	$155,806	$38,640
2012	152,433	38,640
2013	60,687	7,045
Total minimum lease payments	$368,926	$84,325
Amounts representing interest		(7,129)
Total		77,196
Less current portion		(33,682)
Long term		$43,514

Note 6 — Stockholders’ Equity

Stock Options

On December 21, 2007, the Company established the 2007 Equity Compensation Plan (the “Plan”). The Plan was approved by our Board of Directors and security holders holding a majority of the shares of our common stock outstanding. The total amount of shares subject to the Plan is 1,500,000 shares. On December 21, 2007, we granted options to purchase 530,000 shares of common stock at $1.50 per share to eight employees and one consultant, which expire on December 21, 2017. The options were valued at $112,000 using a Black-Scholes valuation model and will be amortized over the vesting period.  The exercise price for the options was $1.50 per share and was based on the fair value of the shares on the date of issuance. For the Black-Scholes calculation, the Company assumed no dividend yield, a risk free interest rate of 4.18%, expected volatility of 25% and an expected term for the options of 7 years.

On May 28, 2009, we granted options to purchase 492,000 shares of common stock at $1.00 per share to nine employees, which expire on May 28, 2019. The options were valued at $148,327 using a Black-Scholes valuation model and were expensed on the grant date as the options all vested immediately. The exercise price for the options was $1.00 per share and was based on the fair value of the shares on the date of issuance. For the Black-Scholes calculation, the Company assumed no dividend yield, a risk free interest rate of 3.67%, expected volatility of 83% and an expected term for the options of 10 years.

Stock-based compensation expense of $0 and $161,271 was recognized during the years ended June 30, 2010 and 2009, respectively, relating to the vesting of such options. No future compensation expense related to these options remains as of June 30, 2010.  As of June 30, 2010, these options have no intrinsic value.

At June 30, 2010 options outstanding are as follows:

	Number of Options	Weighted Average Exercise Price
Balance at July 1, 2008	530,000	$1.50
Granted	492,000	$1.00
Exercised	—	—
Cancelled	—	$—
Balance at June 30, 2009	1,022,000	$1.26
Granted	—	$—
Exercised	—	—
Cancelled	—	$—
Balance at June 30, 2010	1,022,000	$1.26

Additional information regarding options outstanding as of June 30, 2010 is as follows:

	Options Outstanding			Options Exercisable
Weighted Average Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable
$1.26	1,022,000	8	$1.26	1,022,000

Warrants

At June 30, 2010 warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance at July 1, 2008	2,450,000	$1.25
Granted	350,009	2.00
Exercised	—
Cancelled	—
Balance, June 30, 2009	2,800,009	$1.34
Granted	55,000	$2.00
Exercised	-
Balance at June 30, 2010	2,855,009	$1.34

On July 1, 2008, the Company issued warrants to acquire 150,000 shares of our stock at an exercise price of $2.00 per share and a life of five years to a consultant.  The warrants were valued at $43,693 using a Black-Scholes pricing model with the following assumptions; no dividend yield, risk free interest rate of 4.5%, expected volatility of 25%, and an expected term of the warrants of five years.

On October 8, 2009, the Company issued warrants to acquire 55,000 shares of our stock to a consultant at an exercise price of $1.50 per share and with a life of five years and which vest over a period of one year.  The fair market value of the warrants amortized during the year was $14,437 using a Black-Scholes pricing model with the following assumptions; no dividend yield, risk free interest rate of 4.5%, expected volatility of 25%, and an expected term of the warrants of five years.

The above warrants are fully vested, except for the 55,000 warrants issued on October 8, 2009, and have a five year contractual life.  There was no intrinsic value to these warrants as of June 30, 2010 and 2009 based on the trading price of the Company’s common stock on June 30, 2010 and 2009.

Shares issued for services

During the year ended June 30, 2010, the Company issued 40,000 shares of its common stock valued at $46,000 based on the trading price of the Company’s common stock on the date of the grant to a consultant.  Such costs are included in operating expenses in our accompanying statement of operations for the year ended June 30, 2010.

Note 7 — Contingencies and Commitments

The Company has long-term contractual commitments with several vendors to purchase content during the next several fiscal years.  These commitments total in aggregate $4,650,000, $4,350,000, $4,650,000, $5,000,000, $5,400,000, and $2,800,000 for the fiscal years ending June 30, 2011, 2012, 2013, 2014, 2015 and 2016, respectively.

Note 8 — Related Party Transactions

The Company leased furniture and office space on a month-to-month basis from a stockholder of the Company until May 31, 2009. The total rent expense paid to the stockholder for the years ended June 30, 2010 and 2009 was $0 and $27,404, respectively.

Note 9 — Income Taxes

The provision for income taxes consists of the following for the years ended June 30, 2010 and 2009:

	June 30, 2010	June 30, 2009

Current
Federal	$326	$21,007
State	807	11,167
Deferred
Federal
State	—	—
Provision for income tax expense	$1,133	$32,174

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	Years Ended June 30,
	2010	2009
Federal income tax rate	(34.00)%	(34.00)%
State tax, net of federal benefit	(9.57)%	(3.00)%
Permanent differences	2.12%	5.53%
Change in valuation allowance	43.85%	33.98%
Other	(1.97)%	0.59%
Effective income tax rate	0.43%	3.10%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at June 30, 2010 and 2009 are as follows:

	June 30, 2010	June 30, 2009

Deferred tax assets:
Federal net operating loss	$496,900	$458,540
State net operating loss	62,845	45,139
Intangibles	105,655	79,976
Stock based compensation	22,566	16,345
Other	13,602	845
Total deferred tax assets	701,568	600,845
Deferred tax liability
Fixed asset depreciation	(76,056)	(91,778)
Net deferred tax assets	625,512	509,067
Less valuation allowance	(624,604)	(509,067)
	$908	$—

The Company has provided a valuation allowance on the deferred tax assets at June 30, 2010 and 2009 to reduce such asset to $908 and zero, respectively, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.  The net change in the valuation allowance for the year ended June 30, 2010 was an increase of $115,537.

At June 30, 2010 and 2009, the Company had federal net operating loss (“NOL”) carryforwards of approximately $1,461,470 and $1,349,000, respectively, and state NOL carryforwards of approximately $1,093,932 and $792,000, respectively. Federal NOLs could, if unused, expire in 2030. State NOLs, if unused, could expire in 2020.

Effective January 1, 2007, the Company adopted FASB guidelines that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. This guidance also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of June 30, 2010 and 2009, the Company did not have a liability for unrecognized tax benefits, and no adjustment was required at adoption.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2006.

The Company’s policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of June 30, 2010 and 2009, the Company has no accrued interest or penalties related to uncertain tax positions. Additionally, tax years 2006 through 2010 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note 10 — Subsequent events

On July 23, 2010, we entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”) for a $3,000,000 revolving line of credit that matures on July 23, 2011. The SVB line of credit bears interest at the prime rate plus 2% for periods in which we maintain an account balance with SVB (less all indebtedness owed to SVB) of at least $800,000 at all times during the prior calendar month (the “Streamline Period”), and at the prime rate plus 4% when a Streamline Period is not in effect. The line of credit is secured by all our and our subsidiaries’ assets. Approximately $150,000 of the line of credit is committed to our corporate credit cards. We must comply with certain covenants and restrictions related to our line of credit with SVB. If we fail to comply with these covenants and restrictions, SVB may, among other things: accelerate and declare immediately due and payable any amounts outstanding; suspend advances of money or any extension of credit; demand cash deposits equal to 110% of the aggregate face value of all undrawn letters of credit; and apply any of our balances and deposits held at SVB against any outstanding obligations to SVB.

On July 27, 2010, the Company issued options to purchase 379,000 shares of the Company’s common stock to several employees under the 2007 Equity Compensation Plan, at an exercise price of $1.02.  These options vest over 3 years, with one-twelfth of the grant vesting on the last day of each calendar quarter though September 30, 2013.

On August 13, 2010, the Company granted 19,393 shares of the Company’s common stock valued at $17,648 to a consultant in exchange for services.

On August 31, 2010, the Company purchased the remaining 20% of Pools Press, Inc. that it did not already own for a purchase price of $120,000.

On October 11, 2010, we issued 75,000 shares of common stock in exchange for a customer list.

On October 29, 2010, we issued warrants to purchase a total of 600,000 shares of common stock to two consultants for services.  400,000 of the warrants are exercisable price at $1.25 per share and vested upon issuance.  200,000 of the warrants are exercisable at $1.75 per share and vest over one year.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which expenses will be paid by us.

SEC registration fee		$232.17
Accounting fees and expenses		$5,000.00
Legal fees and expenses		$5,000.00
Blue Sky fees and expenses	$		*
Transfer Agent’s fees and expenses	$		*
Printing and related expenses	$		*
Miscellaneous	$		*
Total		$10,232.17
*To be provided by amendment

Item 14. Indemnification of Directors and Officers.

The Company is incorporated in Nevada.  Subsection 1 of Section 78.7502 of the Nevada Revised Statutes (the “Nevada Law”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he is not liable pursuant to Section 78.138 of the Nevada Law or if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Subsection 7 of Section 78.138 of the Nevada Law provides that, with certain exceptions, a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (i) his act or failure to act constituted a breach of his fiduciary duties as a director or officer, and (ii) his breach of those duties involved intentional misconduct, fraud or a knowing violation of the law.

Subsection 2 of Section 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Subsection 78.7502 provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (1) and (2) thereof, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith. Subsection 3 of Section 78.751 of the Nevada Law provides that the indemnification provided for by Section 78.7502 shall not be deemed exclusive or exclude any other rights to which the indemnified party may be entitled (except that indemnification will generally not be available to a person if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action) and that the indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators. Section 78.752 of the Nevada Law empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 78.7502.

Our bylaws provide for the elimination of the personal liability of our officers, directors, corporate employees and agents to the fullest extent permitted by the provisions of the Nevada Law. Under such provisions, we shall indemnify a director or officer (and may indemnify a corporate employee or agent) who in his capacity as such is made, or threatened to be made, party to any suit or proceeding, if it is determined that such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 15. Recent Sales of Unregistered Securities.

The following information relates to all securities issued or sold by the Company within the past three years and not registered under the Securities Act.  There were no underwriters employed in connection with any of the transactions set forth in this Item 15.  Each of the transactions described below was conducted in reliance upon the exemptions from registration provided in Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder or the exemption provided by Rule 701 promulgated under the Securities Act.

•
On October 29, 2010, we issued warrants to purchase a total of 600,000 shares of common stock to two consultants for services.  400,000 of the warrants are exercisable price at $1.25 per share and vested upon issuance.  200,000 of the warrants are exercisable at $1.75 per share and vest over one year.

•	On October 11, 2010, we issued 75,000 shares of common stock in exchange for a customer list.

•	On August 13, 2010, we issued 19,393 shares of common stock to a consultant in exchange for services rendered.

•	On July 27, 2010, we granted options to purchase an aggregate of 379,000 shares of common stock at $1.02 per share to thirteen employees. The options will expire on July 27, 2020.

•	On May 13, 2010, we issued 40,000 shares of common stock to a consultant in exchange for services rendered.

•
On October 8, 2009, we issued warrants to purchase 55,000 shares of common stock at $1.50 per share to a consultant.  The warrants vest over a period of one year and have a five-year term.  The warrants were issued in exchange for investor relations services rendered.

•
On May 28, 2009, we granted options to purchase an aggregate of 492,000 shares of common stock at $1.50 per share to nine employees, which expire on May 28, 2019.  The options were issued in exchange for services rendered.

•
On July 17, 2008, we issued 400,017 shares of common stock at $1.50 per share and warrants to purchase 200,009 shares of common stock at an exercise price of $2.00 per share at any time prior to July 17, 2011.  The common stock and warrants were sold to a total of four investors.

•	On December 21, 2007, we issued 11,810 shares of common stock to Scott Ahlberg, an employee of Reprints and a director of the Company, as a discretionary bonus.

•	On December 21, 2007, we granted options to purchase 530,000 shares of common stock at $1.50 per share to eight employees and one consultant. The options will expire on December 21, 2017.

•	On November 30, 2007, we issued 50,000 shares of common stock to a company as payment for a customer list.

Item 16. Exhibits and Financial Statements Schedules.

(a) Exhibits.

See “Exhibit Index” on the page immediately following the signature page hereto for a list of exhibits filed as part of this registration statement, which is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on November 2, 2010.

DERYCZ SCIENTIFIC, INC.

By:	/s/ Peter Derycz
	Name:	Peter Derycz
	Title:	President and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Peter Derycz and Richard McKilligan and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

SIGNATURES

Name	Title	Date

/s/ Peter Derycz	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	November 2, 2010
Peter Derycz
/s/ Richard McKilligan	Chief Financial Officer, Secretary and General Counsel (Principal Financial and Accounting Officer)	November 2, 2010
Richard McKilligan
/s/ Scott Ahlberg	Director	November 2, 2010
Scott Ahlberg
/s/ Jan Peterson	Director	November 2, 2010
Jan Peterson

EXHIBIT INDEX

Exhibit Number	Description
2.1	Share Exchange Agreement among the Company, Reprints Desk, Inc. and the shareholders of Reprints Desk, Inc., dated November 13, 2006(1)
3.1	Articles of Incorporation(1)
3.2	Bylaws(1)
4.1	Form of Warrant(1)
4.2	Form of Warrant(2)
5.1	Opinion of The Law Office of Jennifer A. Post(3)
10.1	2007 Equity Compensation Plan(1)
10.2	Lease Agreement between Pools Press, Inc. and JJ Properties, Co., dated April 11, 1991, as amended(1)
10.3	Employment Agreement between Reprints Desk, Inc. and Peter Derycz, dated July 1, 2010(1)
10.4	Employment Agreement between Reprints Desk, Inc. and Richard McKilligan, dated July 1, 2010(4)
10.5	Employment Agreement between Reprints Desk, Inc. and Scott Ahlberg, dated July 1, 2010(4)
10.6	Employment Agreement between Reprints Desk, Inc. and Jan Peterson, dated July 1, 2010(4)
10.7	Capcas License Agreement between Reprints Desk, Inc. and Elsevier B.V., dated May 31, 2007(1)
10.8	Dainippon Equipment Purchase Agreement between Pools Press, Inc. and TCF Equipment Finance, Inc., dated July 10, 2007(1)
10.9	Form of Subscription Agreement(5)
10.10	Form of Warrant Amendment(6)
10.11	Loan and Security Agreement between Derycz Scientific, Inc., Reprints Desk, Inc., Pools Press, Inc. and Silicon Valley Bank, dated July 23, 2010(7)
10.12	Intellectual Property Security Agreement between Derycz Scientific, Inc. and Silicon Valley Bank, dated July 23, 2010(7)
10.13	Intellectual Property Security Agreement between Reprints Desk, Inc. and Silicon Valley Bank, dated July 23, 2010(7)
10.14	Intellectual Property Security Agreement between Pools Press, Inc. and Silicon Valley Bank, dated July 23, 2010(7)
21.1	List of Subsidiaries(1)
23.1	Consent of Weinberg and Company, P.A.(3)
23.2	Consent of The Law Office of Jennifer A. Post (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

(1)	Incorporated by reference to the filing of such exhibit with the Company’s Registration Statement on Form SB-2 (File No. 333-148392), filed on December 28, 2007.
(2)	Incorporated by reference to the filing of such exhibit with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed on November 19, 2008.
(3)	Filed herewith.
(4)	Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on September 28, 2010.
(5)	Incorporated by reference to the filing of such exhibit with the Company’s Registration Statement on Form S-1/A (Amendment No. 1) (File No. 333-148392), filed on February 27, 2008.
(6)	Incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed December 23, 2009.
(7)	Incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K filed on July 28, 2010.